Form 10-K, Exhibit 13
period 1995-12-31
C TEC CORP
filed 1996-04-01
CIK 310433

                       C-TEC CORPORATION AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

                                          FOR THE YEARS ENDED
                                             DECEMBER 31,
                           --------------------------------------------------
                             1995      1994      1993       1992      1991
                           --------- --------- ---------  --------- ---------
                            (THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Sales..................... $ 324,688 $ 268,884 $ 251,428  $ 231,263 $ 215,248
Income (loss) from
 continuing operations.... $  22,726 $   2,827 $  (3,788) $   4,568 $ (10,804)
Income (loss) per average
 common share from
 continuing operations.... $     .83 $     .17 $    (.23) $     .27 $    (.66)
Dividends per share*...... $     --  $     --  $     --   $     --  $     --
Total assets.............. $ 952,027 $ 792,525 $ 579,564  $ 586,366 $ 596,000
Long-term debt, net of
 current maturities....... $ 263,046 $ 273,376 $ 409,293  $ 421,780 $ 432,482

- --------
* Based on average shares of Common Stock and Class B Common Stock.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report is forward looking, such as information relating to the effects of future regulation and competition. Such forward looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, technological developments and changes in the competitive environment in which the Company operates.

  The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto:

THE COMPANY

  C-TEC Corporation ("the Company") is a diversified telecommunications company. The Company is organized into four principal operating groups:
Telephone, Cable Television, Communications Services, and Long-Distance Telephone Service.

OPERATIONS--1995 VS 1994

  The Company recorded income from continuing operations of $22,726, or $.83 per average common share in 1995 as compared to $2,827 or $.17 per average common share in 1994.

  For 1995, operating income before depreciation and amortization was $115,486 as compared to $95,967 in 1994. Increases occurred in all operating groups, principally cable television. The acquisition of Twin County Trans Video, Inc., a cable television service provider in the Lehigh Valley area of Pennsylvania, and C-TEC's securing a majority interest in Mercom, Inc., a cable television provider serving customers principally in Michigan, primarily accounts for the increase for the Cable Group. Interest and dividend income exceeded the 1994 level for the year by $8,004, principally as a result of earnings on the proceeds of the Company's cellular business segment disposition and of the Company's common stock rights offering in September and December 1994, respectively. Interest expense decreased $8,049, primarily due to the early payment of $100 million parent company debt in December 1994. Partially offsetting these improvements were higher depreciation and amortization of $10,609, resulting from the acquisitions of Twin County Trans Video, Inc. and Mercom, Inc. business combinations (see Note 3). Income taxes were $5,036 higher primarily due to higher earnings. Net income was $23,279 or $.85 per average common share, and $71,716 or $4.20 per average common share, in 1995 and 1994, respectively. Net income in 1994 reflected gains on the disposition of the Company's cellular operations of $74,768 and debt prepayment penalties of $6,097.

  Sales increased 20.8% for 1995 to $324,688 as compared to $268,884 for 1994, with the Cable Group contributing $32,001 of the increase. The increase at the Cable Group is due to increased subscribers and a rate increase as well as to the acquisitions of Twin County Video, Inc., which contributed $18,384, and Mercom, Inc. which contributed $5,922.

OPERATIONS--1994 VS 1993

  The Company recorded income (loss) from continuing operations before extraordinary items and the cumulative effect of accounting principle changes of $2,827, or $.17 per average common share in 1994 as compared to ($3,788), or ($.23) per average common share in 1993.

  Operating results in 1994 were positively impacted by both higher interest and dividend income of $5,402, resulting from investment of the proceeds from the disposition of the Company's Mobile Services line of business in September 1994 and proceeds from the Company's common stock rights offering, which concluded in December 1994 and by a lower provision for income taxes from continuing operations of $6,900. See "Income Taxes" for a further discussion concerning the decrease in the provision for income taxes in 1994 over 1993. These improvements more than offset the decrease in operating income before nonrecurring charges of $7,491 which was primarily due to higher costs of the Long Distance Group. See the section on Long Distance Group operating results for further discussion concerning these increased costs.


  The Company's net income (loss) was $71,716, or $4.20 per average common share in 1994 and ($6,649), or ($.40) per average common share in 1993. The 1994 results were significantly impacted by an extraordinary charge of $6,097 resulting from penalties on the early prepayment of debt of the Telephone Group and the Company and by the gain on the disposal of discontinued Mobile Service operations of $74,768.

  A DISCUSSION OF OPERATING CASH FLOW (EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTIZATION AND TAXES) BY BUSINESS SEGMENT FOLLOWS (PRIOR YEARS HAVE BEEN RESTATED TO EXCLUDE ALLOCATED CORPORATE OVERHEAD FROM OPERATING CASH FLOWS OF THE VARIOUS BUSINESS SEGMENTS):

 Telephone Group

  Sales for the Telephone Group increased $6,862 or 5.6% in 1995 as compared to the same period in 1994 due primarily to increases in local network service revenue resulting from increases in access lines. Additionally, intrastate access revenues increased due to growth in access minutes and a higher average rate per minute. These increases were partially offset by decreases in long distance toll revenue. Sales of the Telephone Group increased $4,437, or 3.8% in 1994 over 1993. Interstate access revenues increased approximately $2,000 in 1994 over 1993. These revenues were positively impacted in 1994 by growth in access minutes and retroactive line haul adjustments of approximately $1,700. Intrastate access revenue was approximately $1,000 ahead of 1993 primarily due to growth in access minutes while long distance toll revenue also increased approximately $1,000 primarily due to message growth.

  Operating expenses, excluding depreciation and amortization, increased approximately $2,916, or 5.8% in 1995 as compared to the same period in 1994, primarily due to higher payroll expense, in part associated with a one-time post-employment benefit charge. This increase was partially offset by lower central office software expenses in accordance with the Telephone Group's network development plans. Operating expenses, excluding depreciation and amortization, increased approximately $2,945, or 6.2% in 1994 over 1993 primarily due to central office software upgrades.

 Cable Group

  Sales of the Cable Group increased $32,001 or 33.7% in 1995 over 1994. The increase is due to the sales increases of $18,384 resulting from the acquisition of Twin County Trans Video, Inc. effective May 1, 1995. Twin County serves approximately 74,000 subscribers in the Greater Lehigh Valley area of Pennsylvania. Additionally, subscriber increases of approximately 16,000 over the same period in 1994 and a rate increase effective in April 1995 account for increases of $8,698 in basic revenue. The Company acquired majority control of the voting stock of Mercom, Inc., which provides cable television service in Michigan and Port St. Lucie, Florida, in August 1995 through a rights offering. Mercom's results have been consolidated since that time, resulting in a sales increase of $5,922. C-TEC previously owned 43.63% of the voting stock of Mercom, Inc. and accounted for its investment under the equity method. Sales of the Cable Group increased 1.6% or $1,528 in 1994 over 1993. Basic revenues were $1,691 higher primarily as a result of approximately 9,300 additional subscribers. Launch incentives associated with new channel offerings resulted in additional revenues of $1,150 in 1994 as compared to

1993. These increases were partially offset by lower rental revenue of approximately $1,100 due to a reduction to cost in the rental rate charged for converters and remotes as mandated by the FCC. Additionally, the Cable Group decreased its 1994 revenues by approximately $1,600, related to actual or estimated subscriber refunds in settlement of certain rate regulation challenges.

  Operating expenses, excluding depreciation and amortization, increased $18,726 or 37.1% in 1995 over 1994 primarily due to operating expenses associated with the addition of Twin County Trans Video, Inc. and Mercom, Inc. subscribers and to higher basic programming costs resulting from increased subscribers, channel additions and rate increases. Additionally, customer service and technical service expenses increased mainly due to additional personnel, while general and administrative expenses increased primarily due to higher insurance and franchise fee expense, as well as additional personnel. Operating expenses, excluding depreciation and amortization, increased $1,273 or 2.6% in 1994 over 1993.

 Long Distance Group

  Sales of the Long Distance Group increased $9,397 or 31.3% in 1995 as compared to 1994 primarily due to higher revenues of $4,070 from resale of AT&T Tariff 12 services to another long distance reseller. The Group's arrangement for sales of this product to this long distance reseller terminated during the second quarter of 1995. Increases in switched business sales and 800 service sales of $2,727 and $1,832, respectively, account for the majority of the increase. Sales for the Long Distance Group increased $8,609 or 40.3% in 1994 over 1993. Primarily accounting for the 1994 increase are increased penetration in both the business and residential markets which resulted in higher switched services sales of approximately $4,800 as well as increased 800 service.

  Operating expenses, excluding depreciation and amortization, increased $1,540 or 3.9% in 1995 as compared to the same period in 1994. The primary increases occurred in expenses associated with Tariff 12 sales of $4,068 and carrier expense of $1,635. Principally offsetting these increases were decreases in charges which aggregated approximately $5,300 in 1994, related to contract settlement and termination. Such charges decreased because management believes that it has adequately provided for such matters in 1994. Operating expenses, excluding depreciation and amortization, increased $17,556 or 78.7% in 1994 over 1993. In 1994, carrier expense increased directly with and as a result of higher switched service and 800 service sales. Sales and marketing salaries expense increased $1,854 due to the opening of four new sales offices in late 1993 and related expansion of the sales force. Advertising expense increased approximately $1,300 due to various promotional and discount campaigns designed to obtain a greater market share and develop name recognition. Additionally, the Long Distance Group recorded accruals of approximately $5,300 related to contract termination and settlement. The Long Distance Group operates principally in Pennsylvania. The marketing and promotional contracts which were terminated generally committed the Long Distance Group to conduct business in other states which were phased out of its near-term business plan in connection with an overall review of the Group's growth strategy. The Long Distance Group would expect to procure alternate providers of such services at such time as it believes it is appropriate to do so based on its business plan. The termination of these contracts will not have a material adverse effect on the sales of the Long Distance Group and the Company expects that the Group's margins will be higher in the short and long term due to the termination of these high cost contracts.

 Communications Services

  Sales for the Communications Services Group increased $7,275 or 33.4% and $2,910 or 15.4% in 1995 and 1994, respectively. In 1995, increases resulted from a larger volume of premises distribution systems/construction contracts. The 1994 increase is primarily due to increases in new installations of business systems, a large contract with an investment bank for communications facilities management engineering and technical services and an engineering, integration and management contract with an external cable television service provider.

  Operating expenses, excluding depreciation and amortization, increased $6,477 or 28.6% in 1995 and $3,113 or 15.9% in 1994. Increases in costs of sales resulting from higher sales volumes are primarily responsible for the increases in operating expenses in both years.

  The nature of the Communications Service Group's business is inherently risky due to project cost estimates, subcontractor performance and economic conditions. The operating results of the Group are continually subject to fluctuations due to its nonrecurring revenue stream, market conditions and the effects of competition on margins.

 Corporate Overhead and Other

  Corporate overhead and other costs and expenses, excluding depreciation and amortization, increased $6,625 for 1995 as compared to 1994. The increases result primarily from expenses associated with new business initiatives, higher professional fees associated with the Company's evaluation of strategic alternatives for enhancing shareholder value, higher salary expense resulting from additional corporate personnel and higher bonus expense resulting from the improvement in 1995 operating results. Corporate overhead and other costs and expenses, excluding depreciation and amortization, decreased approximately $1,300 in 1994 over 1993 primarily due to lower executive salary and bonus expense as a result of the change in control of the Company in October 1993.

 Depreciation and Amortization

  For 1995, depreciation and amortization decreased $10,610 or 17.0% as compared to the same period in 1994, primarily due to higher depreciation and amortization resulting from consolidation of Twin County Trans Video, Inc., effective May 1, 1995 and Mercom, Inc., effective August 1, 1995 partially offset by amortization related to the expiration in August 1994 of a significant Noncompete Agreement of the Cable Group.

  In future periods, depreciation and amortization is expected to significantly exceed amounts recorded in 1995 due to the consolidation of full yearly results for Twin County and Mercom Inc. Depreciation and amortization decreased approximately $3,600 or 5.5% in 1994 over 1993. The decrease is primarily due to a significant noncompete agreement of the Cable Group becoming fully amortized in August 1994.

 Interest and Dividend Income

  Interest and dividend income increased $8,004 or 115.6% for 1995 as compared to 1994. The increase is the result of both higher average invested balances and higher yields in 1995. Average invested balances have increased primarily as a result of the proceeds received from the sale of the Company's cellular operations in September 1994, and proceeds from the Company's common stock rights offering, which concluded in December 1994, net of uses which primarily include the repayment in December 1994 of $100,000 Parent Company debt and the 1995 acquisitions of Megacable for $84,000 and Twin County, the cash portion of which was $37,000. The average yield has increased approximately 200 basis points over the comparable periods in 1994.

  Additionally, contributing to the increase were dividends received on the Telephone Group's investment in Rural Telephone Bank (RTB) Class C Stock, which was converted from non-dividend paying RTB Class B Stock in connection with the early retirement of certain debt of the Telephone Group in March 1994. Such dividends aggregated $2,132 in 1995 and $1,115 in 1994.

  Interest and dividend income increased $5,402 or 354.5% in 1994 over 1993. The increase in 1994 is primarily due to higher cash balances during the second half of 1994 as compared to 1993, resulting from the disposition of the Company's cellular properties and business on September 9, 1994, and the Company's common stock rights offering, which concluded on December 1, 1994.

 Interest Expense

  In 1995, interest expense decreased $8,049 or 23.3% over 1994 primarily as a result of the repayment in December 1994 of $100,000 parent company debt with a 9.52% interest rate. This decrease was partially offset by an increase in interest expense on Telephone Group debt. As discussed in Note 9, the Telephone Group debt was refinanced in March 1994. This refinancing resulted in an increase in the weighted average effective interest rate from 6.25% under prior financing to 7.51% at December 31, 1995. However, the refinancing eased certain restrictions on the amount of dividends and other distributions of capital which may be paid to the Company by the Telephone Group. Based on the amount of debt outstanding at December 31, 1995, the approximate annual increase in interest cost is $1,504. However, this amount is subject to fluctuations based on changes in interest rates or the various options elected in respect of outstanding borrowings.

  In 1994, interest expense was relatively constant with interest expense in 1993. An interest rate swap entered into in October 1992 effectively converted $100,000 of parent company debt from fixed to variable rate. The interest rate swap agreement expired December 1994. For the year ended December 31, 1994, and from the inception of this agreement in October 1992 through December 1994, reported interest expense was $22 lower and $1,106 lower, respectively, as a result of this agreement.

 Income Taxes

  The primary reason for the increase in the provision for income taxes from continuing operations in 1995 over 1994 was due to higher earnings.

  The primary reason for the decrease in the provision for income taxes from continuing operations in 1994 over 1993 was a decrease in the provision for estimated nondeductible expenses. Estimated nondeductible expenses related primarily to provisions made in anticipation of final resolution of the Company's IRS examination referred to in Note 14. Management believed that it had adequately provided for taxes related to the settlement of the Company's current IRS examination and so in 1994 did not significantly increase the amount of taxes accrued in prior years in connection with this audit.

  For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 14 to the 1995 consolidated financial statements.

 Equity in (Loss) Income of Unconsolidated Entities

  The Company's equity in the (loss) income of unconsolidated entities was ($2,665) in 1995, ($258) in 1994 and $72 in 1993. In January 1995, the Company
purchased a forty percent equity position in Megacable, S.A. de C.V., which is currently Mexico's second largest cable television operator for cash of $84,115. The Company is exposed to foreign currency translation adjustments resulting from the translation into U.S. dollars of the financial statements of Megacable, which utilize the peso as the local and functional currency. Such adjustments are included as a separate component of common shareholders' equity and reflected losses of $2,606, net of income taxes, in 1995. The Company is also exposed to foreign currency transaction losses resulting from transactions of Megacable which are made in currencies different from its own. The Company's proportionate share of transaction losses are included in income as they occur. The Company's proportionate share of such losses in 1995 was $932. Megacable reduced its exposure to such losses by utilizing a portion of the Company's cash investment to repay U.S. dollar denominated debt of approximately $55 million. In 1995, after translation into U.S. dollars, Megacable reported sales of $20,841, operating income before interest, depreciation and amortization and income taxes of $8,154 and net income of $5,802. Year end subscriber counts were 177,317 at December 31, 1995 as compared to 167,519 at December 31, 1994. In 1995, the Company's share of the income of Megacable was $2,696, which includes foreign currency transaction losses of $932. The Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which excess is being amortized on a straight-line basis over 15 years. In 1995, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $5,757. During 1995, the Mexican peso devalued against the U.S. dollar. At December 31, 1995, the exchange rate was 7.7 pesos/dollar, as compared to approximately 3.4 pesos/dollar at December 31, 1994. A significant portion of this devaluation occurred prior to the Company's investment in Megacable. The Company does not believe that its investment in Megacable has been permanently impaired in 1995 by this devaluation and has not recorded any impairment losses as a result. See Note 2 to the 1995 consolidated financial statements--"Summary of Significant Accounting Policies--Accounting for Impairments." While this devaluation has leveled off through approximately mid-March 1996, it is not possible at this time to determine what effect future currency fluctuations will have on the Company's operating results.

  The remaining difference between the equity in (loss) income of unconsolidated entities in 1995 and 1994 results from Mercom. The Company recorded equity method losses attributable to Mercom of $396 in 1995 and $1,013 in 1994. This difference results from improved operating results from Mercom and the consolidation of Mercom with the Company effective August 1995 (see Note 3).

 Cumulative Effect of Accounting Principle Changes

  Effective January, 1, 1994, the Company was required to adopt Statement of Financial Accounting Standards No. 112--"Employers' Accounting for Postretirement Benefits" ("SFAS 112"). SFAS 112 requires accrual of the cost of certain postemployment benefits over employees' service lives. Previously, the cost of these benefits was accounted for on a pay-as-you-go basis. The Company elected immediate recognition of the cumulative effect on prior years of the change in accounting for postemployment benefits of $378, which is net of income tax benefits of $270. The Company continues to fund the cost of these benefits on a pay-as-you-go basis. SFAS 112 is not expected to have a material impact on the Company's financial position or results of operations in the future.

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") and Statement of Financial Accounting Standards No. 109--"Accounting for Income Taxes" ("SFAS 109").

  The Company elected immediate recognition of these standards which, after discontinued operations, resulted in a charge to earnings of $1,448, net of income tax benefits, for accounting changes related to postretirement health care and life insurance benefits and a credit to earnings of $1,657 for accounting changes related to income taxes. The adoption of these standards did not have a material impact on the Company's financial position. SFAS 106 and SFAS 109 are not expected to have a material impact on the Company's financial position or results of operations in the future.

  See Notes 12 and 14 to the Company's 1995 consolidated financial statements for additional information about these accounting changes.

 Extraordinary Item

  In March 1994, the Telephone Group prepaid $135 million, in payment of all outstanding debt, to the United States of America through the Rural Electrification Administration, the Rural Telephone Bank and the Federal Financing Bank. The Telephone Group borrowed an equal amount from the National Bank for Cooperatives. The refinancing eased certain restrictions on the amount of dividends and other distributions of capital which may be paid to the Company by the Telephone Group. The most restrictive covenants of the new agreement provide that the Telephone Group must maintain a specified debt to cash flow ratio. The transaction resulted in an extraordinary loss of $2,861, or $.17 per average common share, net of income tax benefits of $2,154.

  In December 1994, the Company prepaid its $100 million Senior Secured Notes. The prepayment removed certain restrictions on permitted investments by the Company which was expected to facilitate the Company's plan of growth of full service telecommunications networks through acquisitions, joint ventures and similar strategic investments in the telecommunications business. The transaction resulted in an extraordinary loss of $3,236, or $.19 per average common share, net of income tax benefits of $1,742.

 Discontinued Operations

  The Company disposed of its cellular properties and business in September 1994 and realized a gain of $74,691, net of income taxes. In December 1994, the Company also disposed of its telephone answering service operations and entered into an agreement for the disposal of its paging business. A gain of $77, net of taxes, was realized on the disposition of the telephone answering service operations. The Company realized a gain on the disposal of its paging operations of $278. Since the cellular, telephone answering service and paging operations constituted the Company's Mobile Services business segment, the Company has accounted for these operations and dispositions as discontinued operations.

  In 1995 and 1994, income from discontinued operations was $275 and $596, respectively, as compared to losses from discontinued operations of $3,070 in 1993. The improvement in 1994 over 1993 was primarily due to lower amortization of approximately $2,000 in 1994 as a result of certain noncompete agreements becoming fully amortized; a charge for the cumulative effect of a change in accounting for income taxes in 1993 of approximately $1,600 and improved earnings before interest, depreciation and amortization and income taxes in 1994 of approximately $1,200.

 Liquidity and Capital Resources

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1995        1994
                                                        ----------- -----------
Cash and Temporary Cash Investments and Short-term in-
 vestments............................................  $   169,884 $   305,440
                                                        =========== ===========
Working Capital.......................................  $   112,831 $   265,363
                                                        =========== ===========
Long-term Debt (including current maturities).........  $   299,306 $   282,385
                                                        =========== ===========
                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           1995        1994
                                                        ----------- -----------
Net Cash Provided by Operating Activities.............  $    74,772 $    55,892
                                                        =========== ===========
Investing Activities:
  Additions to property, plant, and equipment.........  $    71,783 $    62,938
  Investments and acquisitions, net of cash acquired..      126,328       1,125
                                                        ----------- -----------
    Total.............................................  $   198,111 $    64,063
                                                        =========== ===========

  Cash, temporary cash investments, short-term investments and working capital declined at December 31, 1995 over the same period in 1994. Despite these declines, the Company's working capital ratio is 1.9 to 1.

  The increase in long-term debt is primarily the result of including the debt of Mercom, Inc. which was consolidated with the Company effective August 1995.

  The Company has adequate resources to meet its short-term obligations. Net cash provided by operating activities represented 104.2% and 88.8% of additions to property, plant and equipment for the years ended December 31, 1995. Management estimates that the Company will continue to generate cash from operations in order to meet its long-term obligations.

  The Company has maintained a no cash dividend policy since 1989. Management does not intend to alter this policy in the foreseeable future except possibly in connection with its proposed restructuring.

  The declines noted above in cash, temporary cash investments and short-term investments and working capital are principally due to the Company's $84 million investment in Megacable S.A. de C.V. and its $36 million investment in Twin County Trans Video, Inc. in 1995.

  In November 1995, the Company announced that it had engaged Merrill Lynch & Co. to assist with evaluating strategic options for its various business units with a view toward enhancing shareholder value. Specifically, the Company announced that it would evaluate the advisability and feasibility of separating or restructuring its local telephone business, its cable television business and its various other communications businesses. In March 1996, the Company announced that it intends to distribute to its shareholders in a tax-free spin-off its local telephone operations (the Telephone Group), communications engineering operations (the Communications Group), and certain other assets. Following the spin-off, the Company intends to combine its domestic cable television operations with a third party pursuant to a tax-free stock-for-stock transaction. No assurances can be given that these transactions will be consummated. Consequently, these operations have not been accounted for as discontinued operations. The Company has various contingent fees which will become payable to Merrill Lynch and various other financial advisors, based upon the form of the restructuring, if any.

  Also in March 1996, the Company signed a definitive agreement (the "Stock Purchase Agreement") for the sale to RCN Corporation ("RCN"), the Company's controlling shareholder, of the following businesses (collectively, "Businesses Transferred Under Contractual Arrangement"): (i) C-TEC International, Inc., a subsidiary of the Company that owns a 40% interest in Megacable and a $13,088 note payable by Mazon Corporativo, S.A. de C.V.; (ii) TEC-Air, Inc., which owns a corporate jet aircraft; (iii) Commonwealth Long Distance Company, which comprises the Company's Long Distance Group; and (iv) Residential Communications Network, Inc., a start up joint effort with RCN which plans to provide telecommunications services to the residential sector ("UrbanNet").

  The Businesses Transferred Under Contractual Arrangement are to be sold at two separate closings. The first closing, involving the sale of UrbanNet, is expected to take place in April 1996. The purchase price for UrbanNet will be approximately $17,500 in cash. In addition, after the first closing, the Company will continue to retain a warrant to purchase approximately 6% of the common stock of UrbanNet. The second closing, involving the sale of the other Businesses Transferred Under Contractual Arrangement (the "Other Transferred Businesses"), is expected to take place in the second half of 1996. The purchase price for the Other Transferred Businesses will be $100,088 as adjusted pursuant to the definitive agreement. Such adjustments are expected to increase the purchase price for the Other Transferred Businesses by approximately $5,500. The consideration for the Other Transferred Businesses will be either cash or the Company's common stock (valued at the average trading price of such stock over the ten trading days ending on the earlier of June 25, 1996 and the date of the second closing), at the election of RCN. No assurances can be given that any of these transactions will be consummated.

  Pursuant to the Stock Purchase Agreement, RCN agreed to certain standstill arrangements with respect to its equity interest in the company.

  The Stock Purchase Agreement provides the Company an option, at its election, to repurchase any or all of the Businesses Transferred Under Contractual Arrangement on the terms set forth in the definitive agreement, if the Company does not restructure its domestic cable television and local telephone operations as provided in the definitive agreement by January 1, 1997, subject to certain exceptions if the Company has taken formal steps to effect a restructuring at that time. The prices at which the Company may repurchase the businesses are based on purchase price allocations from the first and second closing, as adjusted pursuant to the definitive agreement. Although a legal transfer of ownership will occur at the time of closing the sale of these operations to RCN, management believes that, as a result of the repurchase option, the risks and other incidents of ownership have not been transferred to RCN with sufficient certainty to result in a divestiture for accounting purposes. Therefore, these operations have not been accounted for as discontinued operations.

 Effects of Inflation

  Management believes that the Company provides its services in a highly efficient manner and thereby limits inflationary impact. Although the Company has controlled its costs, its Telephone and Cable Groups' sales are largely regulated. This regulation causes the effects of inflation to be borne to a great extent by the Company's stockholders. However, the Company's obligation to holders of fixed rate debt is limited to historical amounts and rates. As a result, the negative impact on operations caused by regulation is reduced by the lack of inflationary impact on the Company's fixed rate debt.

 Financial Condition

  Cash and temporary cash investments decreased primarily due to the acquisitions of Megacable for $84,115 in cash and Twin County Trans Video, Inc., the cash portion of which was approximately $36,300.

  Accounts receivable increased primarily due to increases in cable subscribers and an April 1995 rate increase, increased long distance toll revenue of the Telephone Group and increased premises distribution systems revenue of the Communications Services Group. Additionally, Twin County Trans Video, Inc. and Mercom, Inc. have been consolidated with the Company since May 1995 and August 1995, respectively.

  Prepayments and other current assets decreased primarily due to a decrease in the current portion of escrow receivables from the cellular disposition.

  Property, plant and equipment increased primarily due to current year capital expenditures and the consolidation of Twin County and Mercom, including the allocation of purchase price.

  The increase in investments is primarily due to the acquisition of a forty percent equity position in Megacable, S.A. de C.V.

  Intangible assets increased primarily as a result of the excess of purchase price paid over the fair value of the net assets of Twin County and Mercom.

  Deferred charges and other assets primarily increased as a result of the regulatory accounting treatment of deferred state income taxes by the Telephone Group. The Telephone Group is permitted to recognize only State income taxes actually paid as a cost of service. Accordingly, a regulatory asset is established for the tax effect of temporary differences to be recovered from rate payers when such taxes are actually paid.

  Current maturities of long-term debt have increased as a result of the required mandatory principal repayments required in 1996 on the Cable Group Senior Secured Notes.

  Accounts payable increased due to expenses associated with the Tariff 12 sales increase of the Long Distance Group, expenses associated with new business initiatives and increases associated with the consolidation of Twin County and Mercom.

  Accrued taxes decreased as a result of taxes paid in connection with the settlement of the Company's IRS examination (Note 14) and the payment of State taxes accrued in 1994 on the gain on the disposal of the Company's cellular operations.

  Accrued expenses increased primarily as a result of the consolidation of Twin County and Mercom.

  Deferred income taxes increased due to the required accounting for deferred taxes resulting from the consolidation of Twin County and Mercom. Such deferred taxes arise primarily from the purchase price allocated to property, plant and equipment and intangible assets for book purposes as compared to the carryover basis acquired for tax purposes.

  Other deferred credits primarily increased due to regulatory liabilities recorded by the Telephone Group for adjustments to future revenue requirements. Such adjustments are caused by the provision of deferred taxes on regulatory assets. Additionally, the $1,535 accrued pension cost of the underfunded pension plan which covers employees of Twin County is included in other deferred credits along with noncurrent liabilities of approximately $2,100 relating to a settlement of litigation between Mercom, Inc. and one of its former officers.

  Minority interest represents the 38.08% minority share in the fair value of the net assets of Mercom, Inc. Such minority interest arises from the purchase method accounting applied to the acquisition of a majority voting interest by the Company in Mercom, Inc., resulting from the Company's exercise of the rights and oversubscription privilege it received in connection with a common stock rights offering of Mercom, Inc. in August 1995.

  Redeemable preferred stock represents the fair value of the $52,000 stated value preferred stock issued in partial consideration for the acquisition of Twin County.

REGULATORY ISSUES

  No assurances can be given at this time that the following regulatory matters will not have a material adverse effect on the Company's business and results of operations in the future. Also, no assurance can be given as to what other future actions Congress, the FCC or other regulatory authorities may take or the effects thereof on the Company.

 TELECOMMUNICATIONS ACT OF 1996

  In early February, Congress passed and the President signed the Telecommunications Act of 1996 (the "1996 Act"). The 1996 Act is intended to stimulate growth and competition in virtually every component of the communications industry. The 1996 Act established a framework for deregulation and calls for state regulators and the FCC to work out the specific implementation process.

  Companies will be permitted to combine historically separate lines of businesses into one, and provide that combined service in markets of their own choice. In addition, there will be relief from the earnings restrictions and price controls that have governed the local telephone business for many years and were imposed on the cable industry in 1992 by The Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Act").

  While the Company has not had the ability to increase rates over the past three years as it had prior to regulation, the rate regulation provisions of the 1992 Act have not had a materially adverse effect on the Company's financial condition and results of operations through December 31, 1995. With the passage of the 1996 Act, all cable systems rates are deregulated as effective competition enters the franchise area, or by March 31, 1999, which ever comes sooner. The Company anticipates that certain provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will reduce the future operating margins of the Company.

  Finally, the new law will create growth opportunities through acquisitions and mergers as smaller, under capitalized businesses seek assistance from those who are better positioned to compete in a new deregulated environment in the communications industry.

 PENNSYLVANIA PUBLIC UTILITY COMMISSION

  The Company's local exchange telephone subsidiary, Commonwealth Telephone Company ("CTCo"), is subject to a rate-making process regulated by the Pennsylvania Public Utility Commission ("PPUC"). Consequently, the ability of the Telephone Group to generate increased income is largely dependent on its ability to increase its subscriber base, obtain higher message volumes and control its expenses.

  During 1993, the PPUC, among other things, conducted a review of CTCo's transactions with affiliates, as well as analyzed the earnings of CTCo. Under the terms of an agreement reached with the PPUC concerning this review, CTCo is providing its residential customers touch-tone service free of charge beginning February 1, 1994. The agreement also states that, barring unforeseen regulatory changes, CTCo will not increase basic service rates prior to January 1, 1997. The Company has not increased basic rates since 1978. The PPUC has also required the Company to permit only income taxes actually paid to be recognized as a cost of service. Accordingly, subsequent to December 31, 1993 the Company does not record deferred state income taxes on certain temporary differences. These matters are not expected to have a material effect on the consolidated results of operations or financial condition of the Company.

 ENVIRONMENTAL MATTERS

  The Company is not a manufacturer or facilitator of hazardous waste. The most significant portion of the Company's environmental exposure comes from batteries and cleaning fluids which are removed by licensed chemical transporters. Due to the growing concern that the boundaries of the corporate liability are being expanded with respect to environmental liabilities, the Company has established a Hazardous Waste Committee for the purpose of preparing and obtaining approval of corporate wide procedures relative to the use, handling, and disposal of hazardous waste. The committee establishes corporate wide policies and procedures; develops programs to control and monitor waste disposal; and monitors environmental legislation and its application to the Company. The Company generally records estimated costs of environmental liabilities upon discovery and reviews environmental exposures for accounting purposes at least quarterly. Management does not believe any material environmental liabilities are probable. The Company is not a party to any environmental litigation.

NEW ACCOUNTING PRONOUNCEMENT

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123--Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 allows companies to retain the current approach set forth in APB Opinion No. 25--Accounting for Stock Issued to Employees for recognizing stock-based expense on the basic financial statements; however, companies are encouraged to adopt a new accounting method based on the estimated fair value of employee stock options. Companies that do not follow the new fair value method will be required to provide expanded footnote disclosure.

  The Company anticipates that it will not adopt the measurement provisions of SFAS 123; therefore, this statement is not expected to have any impact on future results of operations or financial condition.

                       C-TEC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Thousands of Dollars Except Per Share Amounts)

                                             FOR THE YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1995        1994        1993
                                             ----------  ----------  ----------
Sales......................................  $  324,688  $  268,884  $  251,428
                                             ----------  ----------  ----------
Costs and Expenses, excluding depreciation
 and amortization..........................     209,201     172,917     144,349
Depreciation and Amortization..............      72,958      62,348      65,969
Nonrecurring Charges.......................         --          --        5,025
                                             ----------  ----------  ----------
Operating Income...........................      42,529      33,619      36,085
                                             ----------  ----------  ----------
Interest and dividend income...............      14,930       6,926       1,524
Interest expense...........................     (26,513)    (34,562)    (34,020)
Gain on sale of investments................       3,038         --        1,988
Other income, net..........................         592       1,017       1,368
                                             ----------  ----------  ----------
Income from Continuing Operations Before
 Income Taxes..............................      34,576       7,000       6,945
                                             ----------  ----------  ----------
Provision for income taxes.................       8,856       3,820      10,720
                                             ----------  ----------  ----------
Income (Loss) from Continuing Operations
 Before
 Minority Interest and Equity in Unconsoli-
 dated Entities............................      25,720       3,180      (3,775)
                                             ----------  ----------  ----------
Minority interest in income of consolidated
 entities..................................        (329)        (95)        (85)
Equity in (loss) income of unconsolidated
 entities..................................      (2,665)       (258)         72
                                             ----------  ----------  ----------
Income (Loss) from Continuing Operations
 Before
 Extraordinary Item and Cumulative Effect
 of Accounting Principle Changes...........      22,726       2,827      (3,788)
                                             ----------  ----------  ----------
Gain on disposal of discontinued opera-
 tions, net of income taxes of $1,910 in
 1995 and $56,333 in 1994..................         278      74,768         --
Income (loss) from discontinued operations,
 net of income tax provision (benefit) of
 $(194) in 1995, $351 in 1994 and $(6)in
 1993......................................         275         596      (3,070)
                                             ----------  ----------  ----------
Income (Loss) Before Extraordinary Item and
 Cumulative Effect of Accounting Principle
 Changes...................................      23,279      78,191      (6,858)
Extraordinary item--debt prepayment penal-
 ties, net of income tax benefit of
 $(3,896)..................................         --       (6,097)        --
Cumulative effect on prior years of changes
 in accounting principles for:
  Postretirement benefits other than pen-
 sions.....................................         --          --       (1,448)
  Income taxes.............................         --          --        1,657
  Postemployment benefits..................         --         (378)        --
                                             ----------  ----------  ----------
Net Income (Loss)..........................  $   23,279  $   71,716  $   (6,649)
                                             ----------  ----------  ----------
Earnings (Loss) Per Average Common Share
Income (loss) from continuing operations
 before extraordinary item and cumulative
 effect of accounting principle changes....  $      .83  $      .17  $     (.23)
Gain on disposal of discontinued opera-
 tions.....................................         .01        4.38         --
Income (loss) from discontinued opera-
 tions.....................................         .01         .03        (.18)
                                             ----------  ----------  ----------
Income (loss) before extraordinary item and
 cumulative effect of accounting principle
 changes...................................         .85        4.58        (.41)
Extraordinary item--debt prepayment penal-
 ties, net of income taxes.................         --         (.36)        --
Cumulative effect on prior years of changes
 in accounting principles..................         --         (.02)        .01
                                             ----------  ----------  ----------
Net income (loss)..........................  $      .85  $     4.20  $     (.40)
                                             ----------  ----------  ----------
Weighted Average Common Shares Outstand-
 ing.......................................  27,597,783  17,078,842  16,506,494
                                             ----------  ----------  ----------

          See accompanying notes to consolidated financial statements.

                       C-TEC CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (Thousands of Dollars)

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
ASSETS
Current Assets
  Cash and temporary cash investments........................ $ 49,397 $178,195
  Short-term investments.....................................  120,487  127,245
  Accounts receivable, net of reserve for doubtful accounts
   of $1,793 in 1995 and $1,393 in 1994......................   47,071   37,639
  Unbilled revenues..........................................    2,155    1,311
  Material and supply inventory, at average cost.............    5,488    5,573
  Prepayments and other......................................    4,669    7,226
  Deferred income taxes......................................    9,275    7,057
                                                              -------- --------
    Total current assets.....................................  238,542  364,246
                                                              -------- --------
Property, Plant and Equipment
  Telephone plant............................................  419,219  399,330
  Cable plant................................................  306,658  192,879
  Mobile Services plant......................................      --     2,456
  Other property, plant and equipment........................   22,387   12,948
                                                              -------- --------
    Total property, plant and equipment......................  748,264  607,613
  Accumulated depreciation...................................  324,855  267,185
                                                              -------- --------
  Net property, plant and equipment..........................  423,409  340,428
                                                              -------- --------
  Investments................................................   88,020   14,569
                                                              -------- --------
  Intangible Assets, Net.....................................  164,682   50,319
                                                              -------- --------
  Deferred Charges and Other Assets..........................   37,374   22,963
                                                              -------- --------
    Total Assets............................................. $952,027 $792,525
                                                              -------- --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt and preferred stock... $ 36,260 $  9,028
  Accounts payable...........................................   28,183   21,841
  Advance billings and customer deposits.....................   10,049    8,169
  Accrued taxes..............................................    1,616   21,807
  Accrued interest...........................................    5,937    5,751
  Accrued contract settlements...............................    6,629    5,150
  Accrued expenses...........................................   37,037   27,137
                                                              -------- --------
    Total current liabilities................................  125,711   98,883
                                                              -------- --------
Long-Term Debt...............................................  263,046  273,376
                                                              -------- --------
Deferred Income Taxes........................................  102,282   42,440
                                                              -------- --------
Deferred Investment Tax Credits..............................      624    1,160
                                                              -------- --------
Other Deferred Credits.......................................   34,989   26,995
                                                              -------- --------
Minority Interest............................................   15,847      --
                                                              -------- --------
Redeemable Preferred Stock...................................   39,493      257
                                                              -------- --------
Commitments and Contingencies Common Shareholders' Equity....  370,035  349,414
                                                              -------- --------
    Total Liabilities and Shareholders' Equity............... $952,027 $792,525
                                                              -------- --------

          See accompanying notes to consolidated financial statements.

                       C-TEC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Thousands of Dollars)

                                           FOR THE YEARS ENDED DECEMBER 31,
                                          ------------------------------------
                                             1995         1994         1993
                                          -----------  -----------  ----------
Cash Flows from Operating Activities
  Net income (loss)...................... $    23,279  $    71,716  $   (6,649)
  Cumulative effect of accounting princi-
   ple changes...........................         --           378       1,163
  Extraordinary item.....................         --         9,993         --
  Depreciation and amortization..........      73,312       67,498      73,103
  Gain on sale of discontinued opera-
   tions.................................      (2,188)    (131,101)        --
  Deferred income taxes and investment
   tax credits, net......................       2,595       10,612         660
  Gain on sale of investments............      (3,038)         --       (1,988)
  Provision for losses on accounts re-
   ceivable..............................       2,251        1,906       1,341
  Equity in loss (income) of unconsoli-
   dated entities........................       2,665          258        (227)
  Gain on sale of short term invest-
   ments.................................         (97)         --          --
  Net change in certain assets and
   liabilities, net of acquisitions of
   businesses:
    Accounts receivable and unbilled rev-
     enues...............................     (11,534)       1,382      (1,461)
    Material and supply inventory........         112       (1,797)        192
    Accounts payable.....................        (194)       8,343      (5,827)
    Accrued expenses.....................       7,365       12,429       3,770
    Accrued taxes........................     (20,191)      10,512       5,846
    Other, net...........................       1,291       (3,716)       (728)
  Other..................................        (856)      (2,521)       (414)
                                          -----------  -----------  ----------
Net cash provided by operating activi-
 ties....................................      74,772       55,892      68,781
                                          -----------  -----------  ----------
Cash Flows from Investing Activities
  Additions to property, plant equip-
   ment..................................     (71,783)     (62,938)    (59,142)
  Purchase of short term investments.....    (238,257)    (127,245)        --
  Sales and maturities of short term in-
   vestments.............................     245,112          --          --
  Acquisitions, net of cash acquired.....    (126,328)      (1,125)     (2,189)
  Investment in non-current marketable
   securities............................         --           --          (80)
  Proceeds from sale of investments......       5,007          --        2,063
  Proceeds from disposal of discontinued
   operations............................       7,857      182,387         --
  Other..................................       1,321         (793)      1,847
                                          -----------  -----------  ----------
Net cash used in investing activities....    (177,071)      (9,714)    (57,501)
                                          -----------  -----------  ----------
Cash Flows from Financing Activities
  (Decrease) increase in minority inter-
   est...................................         329       (1,924)        196
  Redemption of long-term debt...........     (45,800)    (281,740)    (35,332)
  Redemption of preferred stock..........        (276)         (19)        (19)
  Net proceeds from the issuance of com-
   mon stock.............................         (52)     217,335         187
  Issuance long-term debt................      19,300      148,176      25,033
  Debt prepayment penalties..............         --        (9,993)        --
                                          -----------  -----------  ----------
Net cash provided by (used in) financing
 activities..............................     (26,499)      71,835      (9,935)
                                          -----------  -----------  ----------
Net increase (decrease) in cash and
 temporary cash investments..............    (128,798)     118,013       1,345
Cash and temporary cash investments at
 beginning of year.......................     178,195       60,182      58,837
                                          -----------  -----------  ----------
Cash and temporary cash investments at
 end of year............................. $    49,397  $   178,195  $   60,182
                                          ===========  ===========  ==========

                      C-TEC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Thousands of Dollars)

                                              FOR THE YEARS ENDED DECEMBER 31,
                                              --------------------------------
                                                 1995       1994       1993
                                              ---------- ---------- ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFOR-
 MATION
 Cash paid during the year for:
  Interest................................... $   26,327 $   35,241 $   33,994
  Income Taxes............................... $   28,555 $   29,508 $    2,492

 Supplemental Schedule of Noncash Investing and Financing Activities

  The Company acquired all the outstanding Common Stock of Twin County Trans Video, Inc. and a related covenant not to compete. The consideration for the acquisition was as follows:

   Cash (including $1,000 deposit in 1994)............................ $ 37,313
   Issuance of 5% promissory note.....................................    4,000
   Issuance of redeemable preferred stock.............................   39,493
   Liabilities assumed................................................   16,364
   Deferred tax liability incurred....................................   33,797
                                                                       --------
   Fair value of assets acquired...................................... $130,967
                                                                       ========

  The Company acquired an additional 18.29% of the outstanding Common Stock of Mercom, Inc. for cash of $6,912. The acquisition, along with the Company's previous investment of 43.63% of Mercom's outstanding Common Stock, was accounted for as a purchase. A summary of the acquisition is as follows:

   Cash................................................................ $ 6,912
   Liabilities assumed.................................................  38,054
   Deferred tax liability incurred.....................................  16,044
   Reduction of equity--method investment..............................   2,511
   Minority interest recognized........................................  15,680
                                                                        -------
   Fair value of assets acquired....................................... $79,20l
                                                                        =======

         See accompanying notes to consolidated financial statements.

                       C-TEC CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                               COMMON                          CLASS B
                         ------------------- ---------------------------------------------
                           SHARES   TREASURY   SHARES      SHARES    TREASURY    SHARES
                           ISSUED    STOCK   OUTSTANDING   ISSUED     STOCK    OUTSTANDING
                         ---------- -------- ----------- ----------  --------  -----------
Balance, December 31,
 1992...................  8,134,964 175,599   7,959,365   8,752,471  228,243    8,524,228
Net Loss................        --      --          --          --       --           --
Common Stock Issued
 (Note 11)
Incentive Stock
 Options................        --      --          --          --       --           --
Treasury Stock
 Transactions (at
 cost)..................        --      --          --          --       --           --
Incentive Stock
 Options................        --      --          --          --   (26,000)      26,000
Conversions.............      2,901     --        2,901      (2,901)     --        (2,901)
                         ---------- -------  ----------  ----------  -------   ----------
Balance, December 31,
 1993...................  8,137,865 175,599   7,962,266   8,749,570  202,243    8,547,327
Net Income..............        --      --          --          --       --           --
Stock Rights Offering... 10,935,574     --   10,935,574         --       --           --
Conversions.............      1,009     --        1,009      (1,009)     --        (1,009)
                         ---------- -------  ----------  ----------  -------   ----------
Balance, December 31,
 1994................... 19,074,448 175,599  18,898,849   8,748,561  202,243    8,546,318
Net Income..............        --      --          --          --       --           --
Stock Rights Offering...        --      --          --          --       --           --
Conversions.............    187,283     --      187,283    (187,283)     --      (187,283)
Cumulative Translation
 Adjustment, net of
 income taxes of
 $1,403.................        --      --          --          --       --           --
Issued ( Note 11).......    128,198     --      128,198   3,582,406      --     3,582,406
                         ---------- -------  ----------  ----------  -------   ----------
Balance, December 31,
 1995................... 19,389,929 175,599  19,214,330  12,143,684  202,243   11,941,441
                         ========== =======  ==========  ==========  =======   ==========

          See accompanying notes to consolidated financial statements.

                       C-TEC CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

                                                                              STOCK
                                             ADDITIONAL                     OF PARENT   CUMULATIVE
                          COMMON    CLASS B   PAID-IN   RETAINED  TREASURY   HELD BY    TRANSLATION
                         PAR VALUE PAR VALUE  CAPITAL   EARNINGS   STOCK    SUBSIDIARY  ADJUSTMENT   TOTAL
                         --------- --------- ---------- --------  --------  ----------  ----------- --------
                                                      (THOUSANDS OF DOLLARS)
Balance, December 31,
 1992...................  $ 8,135   $ 8,752   $ 21,227  $ 34,778  $(6,068)        --          --    $ 66,824
Net Loss................      --        --         --     (6,649)     --          --          --      (6,649)
Common Stock Issued
 (Note 11)..............
Incentive Stock
 Options................      --         26       (592)      --       --          --          --        (566)
Treasury Stock
 Transactions (at
 cost)..................      --        --         --        --       --          --          --         --
Incentive Stock
 Options................      --        (26)       --        --       780         --          --         754
Conversions.............        3        (3)       --        --       --          --          --         --
                          -------   -------   --------  --------  -------   ---------     -------   --------
Balance, December 31,
 1993...................    8,138     8,749     20,635    28,129   (5,288)        --          --      60,363
Net Income..............      --        --         --     71,716      --          --          --      71,716
Stock Rights Offering...   10,936       --     206,399       --       --          --          --     217,335
Conversions.............        1        (1)       --        --       --          --          --         --
                          -------   -------   --------  --------  -------   ---------     -------   --------
Balance, December 31,
 1994...................   19,075     8,748    227,034    99,845   (5,288)        --          --     349,414
Net Income..............      --        --         --     23,279      --          --          --      23,279
Stock Rights Offering...      --        --         (52)      --       --          --          --         (52)
Conversions.............      187      (187)       --        --       --          --          --         --
Cumulative Translation
 Adjustment, net of
 income taxes of
 $1,403.................      --        --         --        --       --          --       (2,606)    (2,606)
Issued (Note 11)........      128     3,583    131,673       --       --     (135,384)        --         --
                          -------   -------   --------  --------  -------   ---------     -------   --------
Balance, December 31,
 1995...................  $19,390   $12,144   $358,655  $123,124  $(5,288)  $(135,384)    $(2,606)  $370,035
                          =======   =======   ========  ========  =======   =========     =======   ========

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

1. NATURE OF BUSINESS

  C-TEC Corporation, and its wholly and majority owned subsidiaries (the Company), is an international telecommunications high technology company with interests in local telephone, long distance telephone, cable television and engineering and communications services. The local Telephone Group provides local and long distance telephone service to residential and business customers in a 19-county service territory in rural northeastern and central Pennsylvania. This Group also provides network access and billing/collection services to interexchange carriers and sells telecommunications products, services and information services. The Cable Group provides basic, premium and pay-per-view cable programming services to subscribers in New York, New Jersey, Michigan, Florida, Pennsylvania and Delaware. The Long Distance Group provides long distance telephone services, including private line, 800, operator and calling card services to residential and business customers throughout the United States, principally Pennsylvania. The Communications Services Group provides telephony engineering, system integration, operation and management of telecommunications facilities, installation of premise distribution systems, cable and data engineering and project management of cable/telecommunications network construction to corporate, hospital and university clients primarily in the northeastern United States. The Company also holds a 40% interest in the second largest cable television system operator in Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of C-TEC Corporation and its wholly and majority owned subsidiaries after elimination of significant intercompany accounts and transactions. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's continuing operations are divided into four principal groups: Telephone, Cable Television, Communications Services, and Long Distance. Investments accounted for by the equity method include, in 1995, a Mexican cable company and an alternative access telephone service provider subsequently sold and, in 1994 and 1993, an alternative access telephone service provider and a cable company. The Company accounts for its Mobile Services business as discontinued operations.

 Revenue Recognition

  Telephone network access and long-distance service revenues are derived from access charges, toll rates and settlement arrangements. Interstate access charges are subject to a pooling process with the National Exchange Carrier Association (N.E.C.A.). Final interstate revenues are based on nationwide average costs applied to certain demand quantities.

  Revenues from basic and premium cable programming services are recorded in the month the service is provided.

  Long distance telephone service revenues are recorded based on minutes of traffic processed and contracted fees.

  Long-term contracts of the Communications Services Group are accounted for on the percentage-of-completion method. Estimated sales and earnings are recognized as equipment is installed or contract services rendered, with estimated losses, if any, charged to income currently.

 Advertising Expense

  Advertising costs are expensed as incurred. Advertising expense charged to operations was $2,485, $3,807, and $2,678 in 1995, 1994, and 1993,
respectively.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

 Earnings (Loss) Per Share

  Earnings (loss) per share amounts are based on net income (loss) after preferred stock dividend requirements and the weighted average number of Common and Class B common shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents.

  Earnings (loss) per share, assuming full dilution, are based on net income
(loss) and the weighted average number of Common and Class B Common shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents and the assumed conversion of preferred stock into common stock.

  Fully diluted earnings (loss) per share are not materially different from primary earnings (loss) per share.

 Cash and Temporary Cash Investements

  For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost which approximates market.

 Short Term Investments

  In 1994, the Company adopted Statement of Financial Accounting Standards No. 115--"Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with SFAS 115, prior years' financial statements have not been restated to reflect the change in accounting principle.

  Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. At December 31, 1995 and 1994, marketable debt and equity securities have been categorized as available for sale.

 Property, Plant and Equipment and Depreciation

  Telephone plant reflects the original cost of construction, including payroll and related costs such as taxes, pensions and other fringe benefits, and certain general administrative costs.

  Depreciation on telephone plant is based on the estimated remaining lives of the various classes of depreciable property and straight-line composite rates. The average rates were 6.20%, 6.08%, and 6.26% in 1995, 1994, and 1993, respectively. At the time property is retired, the original cost, plus cost of removal, less salvage, is charged to accumulated depreciation.

  Cable television plant includes the original cost of construction, including payroll and related costs such as taxes, pensions, and other fringe benefits and certain general administrative costs such as interest incurred prior to receipt of the first subscriber revenue.

  Depreciation on cable plant is provided on the straight-line method based on the estimated useful lives of the various classes of depreciable property. The average estimated useful lives of depreciable cable plant are:

       Building...................................................  10--45 years
       Cable Television Distribution Equipment.................... 8--22.5 years
       Other Equipment............................................   4--10 years

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  Gain or loss is recognized on major retirements and dispositions. Major replacements and betterments are capitalized.

  Depreciation on other property, plant and equipment is provided on the straight-line basis over the useful lives of the property ranging from 2 to 10 years. Gain or loss is recognized on major retirements and dispositions.

  Repairs of all property, plant and equipment and minor replacements and renewals are charged to expense as incurred.

 Intangible Assets and Deferred Charges

  Intangible assets consist primarily of amounts allocated upon purchase of assets of existing operations and include the excess of cost over fair value of net tangible assets. Intangible assets are amortized on a straight-line basis over the expected period of benefit.

  Deferred charges principally include costs incurred to obtain financing, prepaid pension cost and the regulatory asset established by the Telephone subsidiary in connection with the requirements of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Debt issuance costs are amortized on the straight-line basis over the term of the financing acquired. Amortization of debt issuance costs is included in interest expense in the consolidated statements of operations.

 Income Taxes

  The Company and its subsidiaries report income for federal income tax purposes on a consolidated basis.

  The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109--"Accounting for Income Taxes". The statement requires the use of an asset and liability approach for financial accounting and reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

  Investment tax credits ("ITC") for the Telephone and Cable Groups have been deferred in prior years and are being amortized over the average lives of the applicable property. The Telephone Group amortizes excess deferred taxes over the remaining life of the plant which gave rise to the excess.

  The Company's Federal income tax returns are subject to review by the Internal Revenue Service. Management believes that it has made adequate provision for income taxes that may become payable with respect to open tax years.

 Accounting for Impairments

  In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121--Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121).

  SFAS 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset.

  SFAS 121 generally requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell.

  No impairment loss was recognized by the Company in 1995 as a result of adoption of SFAS 121.

 Financial Instruments

  The Company entered into an interest rate swap agreement in October 1992 to manage interest rate exposure. The Agreement expired in December 1994. The difference to be paid or received on this agreement was accrued as interest rates changed and was recognized over the respective payment periods during the life of the agreement.

 Foreign Currency Translation

  The Company has a 40% interest in Megacable, S.A. de C.V., a Mexican cable television operator. For purposes of determining its equity in the earnings of Megacable, the Company translates the revenues and expenses of Megacable into U.S. dollars at the average exchange rates that prevailed during the period. Therefore, the U.S. dollar value of these items on the income statement fluctuates from period to period depending on the value of the dollar against the peso. Assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. The Company's share of the gains or losses that result from this process are shown in the cumulative translation adjustment account in the common shareholder's equity section of the balance sheet. The Company's proportionate share of gains and losses resulting from transactions of Megacable, which are made in currencies different from its own, are included in income as they occur.

3. BUSINESS COMBINATIONS

  On May 15, 1995, the Cable Group acquired 40% of the outstanding common stock of Twin County Trans Video, Inc. ("Twin County") in exchange for cash of approximately $26,300, including a $1,000 deposit made in 1994, and a $4,000 5% promissory note of C-TEC Cable Systems, Inc., a wholly owned subsidiary of the Company. In addition, the Cable Group paid $11,000 in consideration of a noncompete agreement and assumed liabilities of $16,400. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of the Company. As of May 15, 1995, the Company also assumed management of Twin County. As a result, the Company had control of Twin County and accordingly has fully consolidated Twin County effective May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52,000 stated value redeemable convertible preferred stock of C-TEC Corporation. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The fair value of the preferred stock, as determined by an independent appraiser, is $39,500.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  The Company has allocated the purchase price paid on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. The excess of the consideration for the acquisition over the fair value of the net assets acquired of approximately $18,200 has been allocated to goodwill and is being amortized over a period of approximately 10 years.

  Pursuant to a common stock rights offering, the Company, through a wholly owned subsidiary, acquired majority voting control of Mercom, Inc. through the exercise of stock rights and oversubscription privileges. Immediately prior to the rights offering, C-TEC owned 43.63% of the outstanding common stock of Mercom. C-TEC purchased a total of 1,920 shares of common stock through the rights offering for an aggregate consideration of $6,912. The rights offering concluded on August 10, 1995. Following the purchase, C-TEC owns 61.92% of the outstanding common stock of Mercom, Inc. and accordingly has consolidated Mercom, Inc. in its financial statements effective August 1995. Prior to the rights offering, C-TEC accounted for its 43.63% ownership interest under the equity method of accounting. The acquisition has been accounted for as a purchase. The Company utilized the entity theory of accounting for the business combination, therefore, the full fair value of assets acquired and liabilities assumed has been reflected in the Company's Financial Statements with minority interest reflecting the separate 38.08% public ownership.

  In January 1995, the Company purchased a 40% equity position in Megacable, S.A. de C.V. ("Megacable"). The aggregate consideration for the purchase was cash of $84,115. The Company accounts for its investment by the equity method of accounting. The excess cost over the underlying equity in the net assets of Megacable is approximately $94,000, which excess is being amortized on a straight-line basis over 15 years.

  In January 1995, the Company purchased the assets of Higgins Lake Cable, Inc. for cash of approximately $4,750.

  In June 1995, the Company invested approximately $2,220 for one-third interest in a partnership which intends to provide alternative access telephone service to commercial subscribers.

  In November 1995, the Company purchased the assets used in the provision of residential telephone services in New York by RealCom Office Communications, Inc. for approximately $1,050.

                       C-TEC CORPORATION AND SUBSIDIARIES

                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  The following unaudited pro forma summary presents information as if the acquisitions of Twin County and Mercom had occurred at the beginning of each fiscal year. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined enterprise.

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                            -----------------
                                                              L995     L994
                                                            -------- --------
                                                                UNAUDITED
Sales...................................................... $342,417 $305,486
Income (loss) from continuing operations before
 extraordinary item and accounting changes................. $ 13,055 $(12,872)
Net income................................................. $ 13,608 $ 56,017
Primary Earnings Per Share:
Income (loss) from continuing operations before
 extraordinary item and accounting changes................. $    .48 $   (.75)
Net income................................................. $    .50 $   3.28
Fully diluted Earnings Per Share:
Income (loss) from continuing operations before
 extraordinary item and accounting changes................. $    .45 $   (.69)
Net income................................................. $    .47 $   3.02

  In April 1993, the Company acquired a controlling interest in Northeast Networks, Inc. ("NNI"), an alternative access telephone service provider in Westchester County, New York. In 1994, the Company acquired $1,125 of NNI preferred stock. In 1995, the Company sold its equity position in NNI for cash of $5,007. The Company realized a pretax gain of approximately $3,038 on the disposal. Previously, the Company accounted for its investment under the equity method since the results were not materially different from consolidation.

4. DISCONTINUED OPERATIONS AND SUBSEQUENT EVENTS

 a. Discontinued Operations

  On September 9, 1994, the Company completed the sale of its cellular properties, which were part of its Mobile Services business segment, to Independent Cellular Network, Inc. for approximately $190,500. The Company received cash of approximately $182,300. The remaining proceeds are subject to certain holdbacks and escrow agreements. In the accompanying consolidated balance sheets, approximately $2,100 and $6,000 is included in other current assets and approximately $1,300 and $2,200 is included in other assets at December 31, 1995 and 1994, respectively, in accordance with the payment terms of the respective agreements. This transaction resulted in a gain of $74,691 net of applicable income taxes. In December 1994, the Company completed the sale of its telephone answering service operations and realized a gain of $77, net of applicable income taxes and signed a letter of intent relative to the disposition of its paging operations. The paging disposition was completed in July 1995, and the Company realized a pretax gain of approximately $2,100 on the disposal. Therefore, the Company has accounted for the Mobile Services operations, including the related gains on the disposals of the cellular and telephone answering service operations, as discontinued operations. Financial statements for 1993 have been restated to reflect the discontinuation of the Mobile Services business segment and all activity up to the date of disposition has been accounted for as discontinued operations. Sales of the Mobile Services business segment were $1,436, $23,129 and $24,810 for the years ended December 31, 1995, 1994 and 1993, respectively.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

 b. Subsequent Event

  In November 1995, the Company announced that it had engaged Merrill Lynch & Co. to assist with evaluating strategic options for its various business units with a view toward enhancing shareholder value. Specifically, the Company announced that it would evaluate the advisability and feasibility of separating or restructuring its local telephone business, its cable television business and its various other communications businesses. In March 1996, the Company announced that it intends to distribute to its shareholders in a tax-free spin-off its local telephone operations (the Telephone Group), communications, engineering operations (the Communications Services Group), and certain other assets. Following the spin-off, the Company intends to combine its domestic cable television operations with a third party pursuant to a tax-free stock-for-stock transaction. No assurances can be given that these transactions will be consummated. Consequently, these operations have not been accounted for as discontinued operations. The Company has various contingent fees which will become payable to Merrill Lynch and various other financial advisors, based upon the form of the restructuring, if any.

  Also, in March 1996, the Company signed a definitive agreement (the "Stock Purchase Agreement") for the sale to RCN Corporation ("RCN"), the Company's controlling shareholder, of the following businesses (collectively, "Businesses Transferred Under Contractual Arrangement"); (i) C-TEC International, Inc., a subsidiary of the Company that owns a 40% interest in Megacable and a $13,088 note payable by Mazon Corporativo, S.A. de C.V.; (ii) TEC-Air, Inc., which owns a corporate jet aircraft; (iii) Commonwealth Long Distance Company, which comprises the Company's Long Distance Group; and (iv) Residential Communications Network, Inc., a start up joint effort with RCN which plans to provide telecommunications services to the residential sector ("UrbanNet").

  The Businesses Transferred Under Contractual Arrangement are to be sold at two separate closings. The first closing, involving the sale of UrbanNet, is expected to take place in April 1996. The purchase price for UrbanNet will be approximately $17,500 in cash. In addition, after the first closing, the Company will continue to retain a warrant to purchase approximately 6% of the common stock of UrbanNet. The second closing, involving the sale of the other Businesses Transferred Under Contractual Arrangement (the "Other Transferred Businesses"), is expected to take place in the second half of 1996. The purchase price for the Other Transferred Businesses will be $100,088, as adjusted pursuant to the definitive agreement. Such adjustments are expected to increase the purchase price for the Other Transferred Businesses by approximately $5,500. The consideration for the Other Transferred Businesses will be either cash or the Company's common stock (valued at the average trading price of such stock over the ten trading days ending on the earlier of June 25, 1996 and the date of the second closing), at the election of RCN. No assurances can be given that any of these transactions will be consummated.

  Pursuant to the Stock Purchase Agreement, RCN agreed to certain stand alone arrangements with respect to its equity interest in the company.

  The definitive agreement provides the Company an option, at its election, to repurchase any or all of the Businesses Transferred Under Contractual Arrangement on the terms set forth in the definitive agreement, if the Company does not restructure its domestic cable television and local telephone operations as provided in the definitive agreement by January 1, 1997, subject to certain exceptions if the Company has taken formal steps to effect a restructuring at that time. The prices at which the Company may repurchase the businesses are based on purchase prices allocations from the first and second closing, as adjusted pursuant to the definitive agreement. Although a legal transfer of ownership will occur at the time of closing the sale of these operations to RCN, management believes that, as a result of the repurchase option, the risks and other incidents of ownership have not been transferred to RCN with sufficient certainty to result in a divestiture for accounting purposes. Therefore, these operations have not been accounted for as discontinued operations.

                       C-TEC CORPORATION AND SUBSIDIARIES

                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  Summarized balance sheet data for discontinued operations and businesses transferred under contractual arrangement as of December 31, 1995 and for discontinued operations as of December 31, 1994 is as follows:

                                                1995                 1994
                                      ------------------------ ----------------
                                      BUSINESSES
                                      TRANSFERRED
                                         UNDER
                                      CONTRACTUAL DISCONTINUED DISCONTINUED
                                      ARRANGEMENT  OPERATIONS   OPERATIONS
                                      ----------- ------------ ------------
Total current assets.................   $ 3,867      $2,529      $ 5,006
Net property, plant and equipment....    12,036         --         1,081
Investments..........................    77,113         --           --
Intangible assets, net...............       619         --           486
Deferred charges and other assets....       409       1,300        2,386
                                        -------      ------      -------
  Total..............................    94,044       3,829        8,959
                                        =======      ======      =======
Accrued contract settlements.........     5,804         --           --
Other current liabilities............    11,691         768       13,654
Deferred income taxes................    (2,788)        (42)      (1,428)
Other deferred credits...............       137         --           --
                                        -------      ------      -------
  Total..............................    14,844         726       12,226
                                        -------      ------      -------
Net (liabilities) assets.............   $79,200      $3,103      $(3,267)
                                        =======      ======      =======

5. SHORT TERM INVESTMENTS

  Short term investments, stated at cost, at December 31, 1995 and 1994, include the following:

                                                                1995     1994
                                                              -------- --------
   Federal Agency notes...................................... $  7,911 $ 77,292
   Commercial paper..........................................    9,454   15,821
   Corporate debt securities.................................  103,122   34,132
                                                              -------- --------
     Total................................................... $120,487 $127,245
                                                              ======== ========

  At December 31, 1995, corporate debt securities with an amortized cost of $80,734 mature in one to three years. All remaining corporate debt securities mature within one year.

6. INVESTMENTS

  Investments at December 31 are as follows:

                                                                 1995    1994
                                                                ------- -------
   Megacable, S.A. de C.V...................................... $77,113 $   --
   Rural Telephone Bank Stock..................................   6,409   6,408
   Other Partnerships..........................................   4,384   2,103
   Other Investments...........................................     114   1,238
   Northeast Networks, Inc.....................................     --    1,913
   Mercom, Inc. Common Stock...................................     --    2,907
                                                                ------- -------
     Total Investments......................................... $88,020 $14,569
                                                                ======= =======

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  Investments carried on the equity method consist of the following at December 31:

                                                             PERCENTAGE OWNED
                                                            -------------------
                                                                1995      1994
                                                            ------------  -----
   Megacable, S.A. de C.V..................................        40.00%   --
   Mercom, Inc. (consolidated in 1995).....................        61.92% 43.63%
   Northeast Networks, Inc.................................          --   53.48%
   Other Partnerships...................................... 33.33%-50.00% 50.00%

  The Company's investment in Megacable, S.A. de C.V. exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which excess is being amortized on a straight-line basis over 15 years. At December 31, 1995, the unamortized excess over the underlying equity in the net assets was $88,446. The Company recorded its proportionate share of losses and amortization of excess cost over net assets of $3,061 in 1995.

  The aggregate foreign currency transactions included in the results of operations through the Company's proportionate share of losses of Megacable were losses of approximately $932 in 1995.

  The following table reflects the summarized financial position and results of operations of Megacable, S.A. de C.V. as of and for the year ended December 31, 1995:

   Assets.............................................................. $63,150
   Liabilities......................................................... $ 9,372
   Stockholder's Equity................................................ $53,778
   Sales............................................................... $20,841
   Costs and Expenses.................................................. $15,078
   Foreign Currency Transactions Losses................................ $ 2,329
   Net Income.......................................................... $ 5,802

  The Company's investment in Mercom, Inc. exceeded its underlying equity in the net assets of Mercom, Inc. when acquired by $10,884, which excess was being amortized on a straight-line basis over 15 years. At December 31, 1994, the unamortized excess of the underlying equity in the net assets was $9,072. The Company recorded its proportionate share of losses and amortization of excess cost over net assets of $396, $1,013, and $834 in 1995, 1994, and 1993, respectively. As discussed in Note 3, in August 1995, the Company acquired majority voting control of Mercom, Inc. and has consolidated Mercom, Inc. since that time.

  The following table reflects the summarized financial position and results of operations of Mercom, Inc. for the years ended December 31, 1994 and 1993 and its results of operations for the seven months ended July 31, 1995:

                                                      1995     1994      1993
                                                     ------- --------  --------
     Assets......................................... $   --  $ 19,823  $ 22,244
     Liabilities.................................... $   --  $ 33,019  $ 34,782
     Stockholder's Deficit.......................... $   --  $(13,196) $(12,538)
     Sales.......................................... $ 8,016 $ 12,927  $ 12,606
     Costs and Expenses............................. $ 4,918 $ 10,885  $ 10,709
     Net Income (Loss).............................. $    62 $   (658) $   (236)

  During 1995, the Company sold its investment in Northeast Networks, Inc. for $5,007 and realized a gain of $3,038.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  During 1993, the Company sold $75 of its other stock investments for $2,063, and realized a gain of $1,988.

7. INTANGIBLE ASSETS

  Intangible assets consist of the following at December 31:

                                                 AMORTIZATION
                                                    PERIOD      1995     1994
                                                 ------------ -------- --------
   Cable television franchise and subscriber
    lists.....................................   5-19.3 years $209,300 $105,084
   Cable noncompete agreements................        5 years   85,563   74,193
   Cable goodwill.............................   6.9-10 years   22,397    4,092
   Other intangibles..........................   2-19.4 years    3,836    2,579
   Mobile Services licenses...................       10 years      --        38
   Mobile Services noncompete agreements......        5 years      --     1,400
   Mobile Services goodwill...................        5 years      --        24
                                                              -------- --------
     Total....................................                 321,096  187,410
   Less accumulated amortization..............                 156,414  137,091
                                                              -------- --------
   Intangible assets, net.....................                $164,682 $ 50,319
                                                              ======== ========

  Amortization expense charged to operations in 1995, 1994 and 1993 was $22,256, $24,136 and $30,520, respectively.

8. DEFERRED CHARGES AND OTHER ASSETS

  Deferred charges and other assets consist of the following at December 31:

                                                                 1995    1994
                                                                ------- -------
   Regulatory asset of Telephone subsidiary.................... $26,212 $14,575
   Unamortized debt issuance costs.............................     495   1,166
   Prepaid pension cost........................................   3,569   3,674
   Prepaid professional services...............................   3,113     --
   Receivables for Mobile Services disposition.................   1,282   2,387
   Other.......................................................   2,703   1,161
                                                                ------- -------
     Total..................................................... $37,374 $22,963
                                                                ======= =======

9. DEBT

  a. Long-Term Debt

  Long-term debt outstanding at December 31 is as follows:

                                                               1995      1994
                                                             --------  --------
   Credit Agreement-National Bank for Cooperatives 7.51%
    due 2009.............................................    $119,376  $128,385
   Senior Secured Notes 9.65% due 1999...................     150,000   150,000
   Revolving Credit Agreement............................       7,000     4,000
   Term Credit Agreement--7% due 2002....................      18,930       --
   Promissory Note--5% due 2003..........................       4,000       --
                                                             --------  --------
     Total...............................................     299,306   282,385
   Due within one year...................................     (36,260)   (9,009)
                                                             --------  --------
     Total Long-Term Debt................................    $263,046  $273,376
                                                             ========  ========

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
  In March 1994, the Telephone Group entered into a $135,143 Credit Agreement with the National Bank for Cooperatives. This Agreement contains restrictive covenants which among other things, require the maintenance of a specified debt to cash flow ratio. The funds were used to prepay outstanding borrowings with the United States of America through the Rural Electrification Administration, the Rural Telephone Bank and the Federal Financing Bank under various mortgage notes and security agreements. In accordance with these mortgage notes and security agreements, portions of amounts borrowed were required to be used to purchase common stock of the RTB, equal to approximately 5% of the total available borrowing amount.

  The prepayment resulted in an extraordinary charge of $2,861, net of income tax benefits of $2,154. In addition, the Telephone Group converted all outstanding RTB Class B Stock to RTB Class C Stock, which is entitled to cash dividends.

  Substantially all the assets of the Telephone Group are subject to the liens of the Credit Agreement described above. In addition, the Telephone Group is restricted from declaring or paying any dividend or other distribution of assets to the Company during any fiscal year in excess of the amount of the after tax net income of the Telephone Group for the immediately preceding fiscal year.

  In 1989, in order to complete the August 29, 1989 Michigan cable television acquisition, the Cable Group entered into a private placement of Senior Secured Notes for $150,000 and a $70,000 Revolving Secured Credit Agreement, which the Company voluntarily reduced to $60,000 in 1990 and which, in accordance with its terms, was reduced to $11,750 as of December 31, 1995. The Senior Secured Notes and the Revolving Secured Credit Agreement are collateralized by the stock of the Cable Group subsidiaries. On September 1, 1996 and on each September 1 thereafter, a mandatory principal repayment is required on the Senior Secured Notes. The Senior Secured Notes and Revolving Secured Credit Agreement contain restrictive covenants which, among other things, require maintenance of a specified debt to cash flow ratio.

  As noted, the Cable Group Revolving Secured Credit Agreement with a group of commercial banks referred to in the previous paragraph provides revolving credit borrowings up to $11,750 as of December 31, 1995. The total commitments are reduced on a quarterly basis through maturity in September 1996. Interest is paid based on Prime, LIBOR or CD Rates, depending on the type of loan and terms of the agreement. A fee of 3/8% per annum is required on the unused portion of the available commitment ($4,750 at December 31, 1995). The Cable Group had borrowings of $7,000 (6.7% weighted average interest rate) and $4,000 (8.5% weighted average interest rate) as of December 31, 1995 and 1994, respectively, under this agreement.

  In August 1995, Mercom, Inc. and its bank, Morgan Guaranty Trust Company ("Morgan Guaranty") amended and restated the Credit Agreement dated November 26, 1989, as previously amended (the "Credit Agreement"), between the Company and Morgan Guaranty, and entered into an additional 364-day Revolving Credit Agreement as described below. The Credit Agreement was amended to be a 7.5 year amortizing term loan with a final maturity of December 31, 2002, (the "Term Credit Agreement") and Morgan Guaranty and the Company entered into a 364-day revolving credit agreement of $2,000 maturing August 14, 1996. Indebtedness of $5,000 evidenced by a demand note held by Morgan Guaranty (the "Morgan Demand Note") was refinanced as follows: (a) the Morgan Demand Note was canceled and (b) the amount outstanding under the Term Credit was increased by $5,000 from $19,693 to $24,693. The annual amounts due under the Term Agreement are required to be paid in quarterly installments. Mercom has pledged the common stock of its operating subsidiaries to

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS) collateralize its obligation under the Term Credit Agreement and the 364-Day Revolving Credit Agreement. The amended Term Credit Agreement required the Company to supplement this pledge by granting to Morgan Guaranty a first lien on certain material assets of Mercom and its subsidiaries. As of December 31, 1995, $18,930 remained outstanding under the Term Credit Agreement. Interest under both the Term Credit Agreement and the Revolving Credit Agreement is paid based on Prime, LIBOR or CD Rates, depending on the type of loan and term of the Agreement. A fee of 3/8% per annum is required on the unused portion of the available Revolving Credit Agreement commitment ($2,000 at December 31,
1995). There were no borrowings outstanding under the Revolving Credit
Agreement.

  The most restrictive covenant of the Term Credit Agreement requires Mercom to maintain a specified debt to cash flow ratio.

  In connection with the acquisition of Twin County Trans Video, Inc., C-TEC Cable Systems, Inc., a wholly owned subsidiary of the Company, issued a $4,000 promissory note at 5% due in May 2003. The note is unsecured.

  In December 1991, the Company entered into a private placement of Senior Secured Notes for $100,000 at 9.52% due 2001. Proceeds were utilized to prepay revolver borrowings outstanding on the closing date. In December 1994, the Company prepaid the Senior Secured Notes. The transaction resulted in an extraordinary item of $3,236, net of income tax benefits of $1,742.

  Maturities and sinking fund requirements on long-term debt for each year ending December 31, 1996 through 2000 are as follows:

      YEAR                                                     AGGREGATE AMOUNTS
      ----                                                     -----------------
      1996....................................................      $36,260
      1997....................................................       54,509
      1998....................................................       58,860
      1999....................................................       55,360
      2000....................................................       12,760

  At December 31, 1993, the Company had an outstanding interest rate swap agreement which expired in December 1994. Under the agreement, the Company received a fixed rate of 9.52% on $100,000 and paid a floating rate of LIBOR plus 502 basis points, as determined in six-month intervals. The transaction effectively changed the Company's interest rate exposure on the $100,000 underlying debt from a fixed-rate to a floating-rate basis.

  b. Short-Term Debt

  At December 31, 1995, the Company had an unused committed line of credit that provided for borrowings of up to $2,000 at prime (8.5% at December 31, 1995). In addition, the Cable Group had an unused line of credit for $2,842 at prime (8.5% at December 31, 1995). At December 31, 1994, the Cable Group had outstanding borrowings under this line of credit of $109, which are included in accounts payable in the accompanying consolidated balance sheet. Short-term unsecured borrowings may be made under these lines of credit. The amounts available under these lines of credit are reduced by outstanding letters of credit ($2,658 at December 31, 1995). All unused lines of credit are cancelable at the option of the banks.

  There are no commitment or facility fees associated with maintaining availability of the above mentioned lines of credit.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
10. REDEEMABLE PREFERRED STOCK

  On September 14, 1995, the shareholders approved an amendment to the Company's Articles of Incorporation to authorize a new class of 25,000,000 shares of Preferred Stock in such series and with such rights and preferences as the Board of Directors may determine from time to time.

  In connection with the acquisition of Twin County (see Note 3), the shareholders approved the issuance of 4,100,000 shares of C-TEC Preferred Series A and 1,100,000 shares of C-TEC Preferred Series B shares (collectively the "C-TEC Preferred Stock"). Such shares were issued in September 1995 and are outstanding at December 31, 1995.

  The C-TEC Preferred Stock has a stated value of $10 per share and is entitled to receive $10 per share in liquidation. Dividends on the C-TEC Preferred Stock are cumulative at 5% per annum beginning January 1, 1996 and must be paid in the event of liquidation before any distribution to holders of Common Stock and Class B Common Stock.

  Holders of the C-TEC Preferred Stock have no voting rights. However, there are certain exceptions, including the right to elect an additional director if twelve months of dividends are in default. Such director will remain on the Board until the holders have received dividends sufficient to provide a cumulative rate of 5%.

  The C-TEC Preferred Series A and C-TEC Preferred Series B are convertible into Common Stock of the Company at a conversion price of $35.00 and $38.50, respectively, at the election of the holders commencing in September 1998 and ending in September 2003 (the "Exchange Period"). An election to convert shares will be effective only if the total number of shares to be converted by the holder, alone or together with other holders, equals at least 5% of the total number of shares of such series outstanding at the time the election is made.

  At any time during the Exchange Period, the Company may elect to acquire all, but not less than all, of either series of C-TEC Preferred Stock for Common Stock of the Company, or cash as herein described. If on the day the Company gives notice of its election (the "Notice Date"), the trading price on the day preceding the Notice Date (the "Market Value") of the shares of C-TEC Common Stock, into which such shares of C-TEC Preferred Stock could be converted as described above, is greater than or equal to the aggregate conversion price for such shares, then C-TEC will transfer and deliver C-TEC Common Stock based on the conversion price of the shares of such C-TEC Preferred. If such Market Value is less than such conversion price, then C-TEC will, at the holders' option (acting as a whole), either deliver cash equal to the aggregate conversion price of such shares or transfer and deliver C-TEC Common Stock based upon such conversion price of such shares.

  All remaining C-TEC Preferred Stock shall be redeemed by C-TEC for an amount equal to the aggregate Stated Value thereof, plus any accrued and unpaid dividends, in September 2003, whether or not the holders so elect.

  The C-TEC Preferred Stock was recorded at fair value on the date of issuance. The excess of the stated value over the carrying value is being accreted by periodic charges to retained earnings over the life of the issue.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  The redeemable preferred stock of the telephone subsidiary outstanding at December 31, is as follows:

                                                 1995     1994    1995  1994
                                               ------------------ ----- ----
                                                   NUMBER OF
                                               SHARES OUTSTANDING
                                               ------------------
   Cumulative, $100 par value, authorized
    102,155 shares in 1994
   Series C, 5%, due 2005.....................      --      1,210   --  $121
   Series E, 5 1/4%, due 2008.................      --        770   --    77
   Series F, 5 1/2%, due 2029.................      --        777   --    78
                                               -------- --------- ----- ----
     Total....................................      --      2,757   --   276
                                               ======== =========
   Due within one year........................                      --   (19)
                                                                  ----- ----
     Total preferred stock....................                    $ --  $257
                                                                  ===== ====

  On February 1, 1995, the redeemable preferred stock of the telephone subsidiary was redeemed at a premium, in addition to accrued dividends. Previously, the Series C, E, and F Preferred Stock of the telephone subsidiary included provisions for a mandatory sinking fund sufficient to retire approximately 188 shares each year at par plus accrued dividends. In 1994, 188 shares were redeemed.

11. COMMON SHAREHOLDERS' EQUITY

 Common Stock

  The Company has authorized 85,000,000 shares of $1 par value Common Stock and 15,000,000 shares of $1 par value Class B Stock at December 31, 1995 and 35,000,000 shares of $1 par value Common Stock and 8,753,203 shares of $1 par value Class B Stock at December 31, 1994.

  In December 1995, the Company acquired from RCN all the issued and outstanding shares of common stock of RCN Holdings, Inc. ("Holdings"). Holdings was a wholly owned subsidiary of RCN that owned 128,198 shares of Common Stock of the Company and 3,582,406 shares of Class B Stock of the Company. RCN is the Company's controlling shareholder and is controlled by Kiewit Diversified Group, which is a wholly owned subsidiary of Peter Kiewit Sons', Inc. The consideration for the acquisition was newly issued shares of Common Stock and Class B Stock, respectively, equal to the number of shares of Common Stock and Class B Stock held by Holdings.

  The transaction was accounted for as a corporate reorganization and the newly issued shares were recorded at RCN's cost. The Common and Class B Stock of the Company acquired in the transaction has been accounted for as a contra equity amount encaptioned Parent Stock Held by Subsidiary.

  On December 10, 1994, the Company completed the issuance of 10,935,574 shares of Common Stock through a rights offering, resulting in net proceeds, after deducting issuance costs, of $217,335. Shareholders of record at the close of business on November 10, 1994 were entitled to nine rights for every ten shares of Common Stock or Class B Stock held. Rights holders were able to purchase for a price of $20 per share, one share of Common Stock for each right held.

  The Company utilized a portion of the proceeds received from the rights offering and the disposition of its cellular business (Note 4) for the early retirement of the 9.52% Senior Secured Notes of the

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
Company. Approximate earnings per share for 1994 would have been $2.81 for net income, $3.04 for income before extraordinary item and cumulative effect of accounting principle changes and $0.30 for income from continuing operations before extraordinary item and cumulative effect of accounting principle changes had the 9.52%, $100,000 Senior Secured Notes been prepaid on January 1, 1994.

  On April 26, 1984, the shareholders adopted the Company's 1984 Stock Option and Stock Appreciation Rights Plan (the 1984 Plan). The 1984 Plan provided for the grant of Stock Options (options) and Stock Appreciation Rights (SARs) to key employees of the Company. Up to 450,000 options and up to 900,000 SARs were issuable under the 1984 Plan.

  The 1984 Plan terminated on April 25, 1994. The options and SARs were not exercisable before one year from the date of grant and were not exercisable after an employee's employment terminated for any reason other than death, unless provided otherwise at the time of grant.

  During 1988, the Board of Directors made certain revisions to the 1984 Plan. The amended 1984 Plan provided for the grant of both Non-qualified and Incentive Stock Options and SARs. The Board of Directors determined the option price at the date of grant. The Incentive Stock Options were not exercisable before one year or after five years from date of grant in the case of a ten percent shareholder; or before one year or after ten years from date of grant in all other cases.

  Costs associated with SARs were $132 in 1993.

  On April 21, 1994, the shareholders approved the Company's 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for the grant of up to 1,350,000 Incentive Stock Options to non-bargaining unit employees of the Company. Options will generally become exercisable in cumulative annual increments of twenty percent commencing one year from the date of grant. Generally, the options are to be granted within ten years from the date of the adoption of the plan.

  Transactions involving the Plans are summarized as follows:

                                                    1995       1994     1993
                                                  ---------  --------  -------
   OPTION SHARES
   Outstanding, January 1.......................    715,500       -0-   26,000
   Granted......................................    628,500   835,500      -0-
   Canceled.....................................   (140,000) (120,000)     -0-
   Exercised ($7.20 in 1993)....................        -0-       -0-  (26,000)
                                                  ---------  --------  -------
   Outstanding, December 31 (at $19.88 to $25.50
    in 1995 and at $22.50 to $25.50 in 1994)....  1,204,000   715,500      -0-
                                                  ---------  --------  -------
   Exercisable, December 31.....................    142,100       -0-      -0-
                                                  ---------  --------  -------
   STOCK APPRECIATION RIGHTS
   Outstanding, January 1.......................        -0-       -0-   52,000
   Granted......................................        -0-       -0-      -0-
   Canceled.....................................        -0-       -0-      -0-
   Exercised....................................        -0-       -0-  (52,000)
                                                  ---------  --------  -------
   Outstanding, December 31.....................        -0-       -0-      -0-
                                                  ---------  --------  -------
   Exercisable, December 31.....................        -0-       -0-      -0-
                                                  ---------  --------  -------

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
  In November 1995, the Company adopted a stock purchase plan for certain key executives. Under the Plan, participants may make contributions of between 1% and 20% of their annual base compensation and between 1% and 100% of their annual bonus compensation, provided, however, that in no event shall the participant's total contribution exceed 20% of the sum of their annual compensation, as defined by the Plan. Participant's accounts are credited with the number of share units derived by dividing the amount of the participant's contribution by the average price of a share of Common Stock at approximately the time such contribution is made. The share units credited to a participant's account do not give such participant any rights as a shareholder with respect to, or any rights as a holder or record owner of, any shares of Common Stock. Amounts representing share units that have been credited to a participant's account will be distributed, either in a lump sum or in installments, as elected by the participant, following the earlier of the participant's termination of employment with the Company and three calendar years following the date on which the share units were initially credited to the participant's account. It is anticipated that, at the time of distribution, a participant will receive one share of Common Stock for each share unit being distributed; however, unless and until such time as the Plan is approved by the shareholders of the Company, a share unit will represent only the right to be paid in cash the fair market value of a share of Common Stock at the time of payment.

  Following the crediting of each share unit to a participant's account, the Company will issue a matching share of Common Stock in the participant's name. Unless and until the Plan has been approved by the shareholders of the Company, the maximum number of matching shares which can be issued to participants under the Plan is 24,999. In the event that more than 24,999 share units are credited under the Plan prior to shareholder approval of the Plan, and the issuance of matching shares for such share units would exceed the 24,999 limit, the Company will credit a matching share unit to the participant's matching account which, following shareholder approval, will be extinguished, and the Company will issue an equal number of matching shares to the participant's matching account. Each matching share and matching share unit is subject to forfeiture as provided in the Plan. The issuance of matching shares will be subject to the participant's execution of an escrow agreement. A participant will be deemed to be the holder of, and may exercise all the rights of a record owner of, the matching shares issued to such participant while such matching shares are held in escrow. If and when the Plan is approved by the shareholders of the Company, the number of shares which may be distributed under the Plan as matching shares or in payment of share units will be 400,000.

  The Board has the power to amend or terminate the Plan at any time, and to freeze or suspend contributions to the Plan. Amounts contributed under the Plan will be subject to the claims of the Company's creditors and creditors of certain affiliates of the Company.

  For the year ended December 31, 1995, the Company deferred cost in the amount of $129 associated with issuing matching shares and matching share units. Expense associated with the issuance of such matching shares and matching share units will be recognized over the three year vesting period beginning in 1996.

12. PENSIONS AND EMPLOYEE BENEFITS

  Substantially all of the Company's employees are included in a trusteed noncontributory defined benefit pension plan. Upon retirement, employees are provided a monthly pension based on length of service and compensation. The Company funds pension costs to the extent necessary to meet the minimum funding requirements of ERISA. Substantially all employees of Twin County Trans Video, Inc. are covered by an underfunded plan. The Company made contributions of $66 to the underfunded plan for the year ended December 31, 1995. Substantially all other employees of the Company are covered

                       C-TEC CORPORATION AND SUBSIDIARIES

                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS) by an overfunded plan. No contributions were required or made for the years ended December 31, 1995, 1994 and 1993 for the overfunded plan. In 1995.

  Pension cost (credit) is as follows:

                                                  1995      1994      1993
                                                --------  --------  --------
   Benefits earned during the year (service
    cost)...................................... $  1,656  $  1,685  $  1,505
   Interest cost on projected benefit
    obligation.................................    3,083     2,734     2,431
   Actual return on plan assets................  (12,897)    5,635   (10,187)
   Other components--net.......................    8,482   (10,744)    6,120
                                                --------  --------  --------
   Net periodic pension cost (credit).......... $    324  $   (690) $   (131)
                                                ========  ========  ========

  Plan assets of the overfunded plan include cash, equity and fixed income securities. Plan assets of the underfunded plan include pooled funds under management by an insurance company. Plan assets of the overfunded plan include common stock of the Company with a fair value of approximately $11,195 and $7,158 at December 31, 1995 and 1994, respectively.

  The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

                                                         DECEMBER 31,
                                                   --------------------------
                                                         1995
                                                   -----------------
                                                   UNDER-    OVER-
                                                   FUNDED    FUNDED
                                                    PLAN      PLAN     1994
                                                   -------  --------  -------
   Plan assets at fair value...................... $   471  $ 60,108  $48,201
     Actuarial present value of benefit
      obligations:
     Accumulated benefit obligation:
       Vested.....................................   1,122    34,152   27,179
       Nonvested..................................      20     2,104    1,763
                                                   -------  --------  -------
     Total........................................   1,142    36,256   28,942
   Effect of increases in compensation............     718     8,687    6,146
                                                   -------  --------  -------
   Plan assets in excess of (less than) projected
    benefit obligation............................  (1,389)   15,165   13,113
   Unrecognized transition asset..................     --     (4,432)  (4,986)
   Unrecognized prior service cost................     --      2,969    3,259
   Unrecognized net gain..........................    (146)  (10,133)  (7,712)
                                                   -------  --------  -------
   Prepaid (accrued) pension cost................. $(1,535) $  3,569  $ 3,674
                                                   =======  ========  =======

  Prepaid pension cost is included in deferred charges and other assets in the accompanying consolidated balance sheets. Accrued pension cost is included in other deferred credits in the accompanying consolidated balance sheets.

  The following assumptions were used in the determination of the projected benefit obligation and net periodic pension cost:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                 1995 1994 1993
                                                                 ---- ---- ----
   Discount rate................................................ 7.0% 8.0% 7.0%
   Expected long-term rate of return on plan assets............. 8.0% 8.0% 8.0%
   Weighted average long-term rate of compensation increases.... 6.0% 6.0% 6.0%

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  The Company sponsors a 401(k) savings plan covering substantially all employees who are not covered by collective bargaining agreements. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Contributions charged to expense were $750, $652, and $619, in 1995, 1994, and 1993, respectively.

  For employees retiring prior to 1993, the Company provides certain postretirement medical benefits. The Company also provides postretirement life insurance benefits to substantially all employees. In 1993, the Company adopted Statement of Financial Accounting Standards No. 106--"Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). SFAS 106 requires the cost of postretirement benefits to be accrued during the service lives of employees. Previously, these benefit premiums were accounted for on a pay-as-you-go basis. The Company elected to immediately recognize the cumulative effect on prior years of the change in accounting for postretirement benefits of $1,448, which is net of income tax benefits of $1,052. The Company continues to fund these benefit premiums on a pay-as-you-go basis.

  Since the Pennsylvania Public Utility Commission only allows benefit premiums to be included in rates on a pay-as-you-go basis, the telephone subsidiary records its liability for postretirement benefits other than pensions in accordance with Statement of Financial Accounting Standards No. 71--"Accounting for the Effects of Certain Types of Regulation" without recording a corresponding regulatory asset.

  The net periodic cost for postretirement health care and life insurance benefits included the following components:

                                                                 1995 1994 1993
                                                                 ---- ---- ----
   Service cost................................................. $  5 $  5 $  6
   Interest cost................................................  168  172  173
                                                                 ---- ---- ----
   Net periodic postretirement benefit cost..................... $173 $177 $179
                                                                 ==== ==== ====

  The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheet at December 31:

                                                                   1995   1994
                                                                  ------ ------
   Accumulated postretirement benefit obligation:
     Retirees and dependents..................................... $2,264 $2,051
     Fully eligible active plan participants.....................     94     85
                                                                  ------ ------
     Total obligation............................................  2,358  2,136
     Plan assets.................................................    --     --
                                                                  ------ ------
     Accumulated benefit obligation in excess of plan assets.....  2,358  2,136
     Unrecognized net gain.......................................    177    398
                                                                  ------ ------
     Accrued postretirement benefit liability.................... $2,535 $2,534
                                                                  ====== ======

  The accrued postretirement benefit liability is included in other deferred credits in the accompanying consolidated balance sheets.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  The discount rate used in determining the accumulated postretirement benefit obligation was 7% in 1995, 8% in 1994 and 7% in 1993. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.5% for 1995, 13.5% for 1994 and 14.5% for 1993 declining over a sixteen year period to an ultimate rate of 6%.

  The effect of increasing the assumed health care cost trend rate by one percentage point would be to increase the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 by approximately $75 and $68, respectively, and increase the net periodic postretirement benefit cost by approximately $6 in 1995, $5 in 1994 and $6 in 1993.

  The Company also has a non-qualified supplemental pension plan covering certain former employees which provides for incremental pension payments from the Company to the extent that income tax regulations limit the amount payable from the Company's defined benefit pension plan. The projected benefit obligation relating to such unfunded plans was approximately $1,126 and $1,014 at December 31, 1995 and 1994, respectively. Pension expense for the plans was $77, $77, and $960 in 1995, 1994 and 1993, respectively.

  The Company provides certain postemployment benefits to former or inactive employees who are not retirees. These benefits are primarily short-term disability salary continuance. The Company adopted Statement of Financial Accounting Standards No. 112--"Employers Accounting for Postemployment Benefits" ("SFAS 112") effective January 1, 1994. SFAS 112 requires the Company to accrue the cost of postemployment benefits over employees' service lives. The Company uses the services of an enrolled actuary to calculate the expense. The Company elected to immediately recognize the cumulative effect of the change in accounting for postemployment benefits of $378, which is net of income tax benefits of $270. Previously, the cost of these benefits was accounted for on a pay-as-you-go basis. Financial statements presented for years prior to 1994 have not been restated. The Company continues to fund the cost of these benefits on a pay-as-you-go basis. The net periodic cost for postemployment benefits was $453 in 1995 and $685 in 1994.

13. NONRECURRING CHARGES

  During the fourth quarter of 1993, the Company recorded nonrecurring charges aggregating $5,025. The primary components of the charges were the expected costs of $3,150 for employee relocations and $1,875 for separations related to the change in control of the Company and relocation of certain key corporate and operating group functions to the Princeton, New Jersey area.

14. INCOME TAXES

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109--"Accounting for Income Taxes" ("SFAS 109"). The cumulative effect on prior years of the change to this new standard is reported in the 1993 consolidated statement of operations.

  The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred approach to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  Since the Pennsylvania Public Utility Commission ("PPUC") has not adopted SFAS 109 for rate-making purposes, the Company's telephone subsidiary accounts for SFAS 109 in conjunction with SFAS 71. Therefore, the Telephone Group records deferred taxes for temporary differences previously flowed through; unamortized ITC balances; and the effects of rate changes by establishing corresponding regulatory assets and liabilities, which amounted to $26,212 and $25,241, respectively, at December 31, 1995. Included in the regulatory asset is $1,812 related to the increase in federal tax rates from 34% to 35% in 1994. In addition, included in the regulatory liability is $4,749 related to the decrease in Pennsylvania state income tax during 1994 and 1995. Also, based on settlement reached with the PPUC, effective January 1, 1994, the Telephone Group no longer recovers in rates state deferred income taxes on certain temporary differences between the book and tax basis related to property, plant and equipment. The regulatory asset is included in deferred charges and the regulatory liability is included in other deferred credits in the December 31, 1995 and 1994 consolidated balance sheets.

  The Provision (Benefit) for Income Taxes is Reflected in the Consolidated Statements of Operations as Follows:

                                                     1995     1994     1993
                                                    -------  -------  -------
   Currently payable
     Federal....................................... $ 4,031  $ 3,607  $ 7,604
     State.........................................   3,602    3,202    2,677
                                                    -------  -------  -------
       Total current...............................   7,633    6,809   10,281
   Deferred, net--
     Federal.......................................   5,914    1,248     (323)
     State.........................................  (4,155)  (3,549)   1,647
                                                    -------  -------  -------
       Total deferred..............................   1,759   (2,301)   1,324
   Investment tax credit amortization..............    (536)    (688)    (885)
                                                    -------  -------  -------
   Provision (benefit) for income taxes:
     From continuing operations.................... $ 8,856  $ 3,820  $10,720
     From extraordinary items......................     --    (3,896)     --
     From gain on disposal of discontinued
      operations...................................   1,910   56,333      --
     From discontinued operations..................    (194)     351       (6)
                                                    -------  -------  -------
       Total provision for income taxes............ $10,572  $56,608  $10,714
                                                    =======  =======  =======

                       C-TEC CORPORATION AND SUBSIDIARIES

                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  The following is a reconciliation of income taxes at the applicable U.S. Federal Statutory rate with income taxes recorded by the Company:

                                                      1995     1994     1993
                                                     -------  -------  -------
   Income before provision for income taxes and
    cumulative effect of accounting principle
    changes and discontinued operations............. $31,582  $ 6,647  $ 6,932
                                                     =======  =======  =======
   Federal tax provision at statutory rate.......... $11,054  $ 2,326  $ 2,357
   Increase (reduction) due to:
    State income taxes, net of federal benefit......    (476)     311    2,879
    Amortization of investment tax credits..........    (536)    (688)    (885)
    Benefit of rate differential applied to
     reversing timing differences ..................    (483)    (483)    (337)
    Estimated nondeductible expenses................    (103)   1,304    6,329
    Dividends received deduction....................      (5)     (27)     (14)
    Nondeductible goodwill..........................     566      180      174
    Equity in unconsolidated entities...............    (667)     839      512
    Tax-exempt interest income......................      (4)     (98)    (388)
    Changes in federal tax rates....................     --       --        35
    Other, net......................................    (490)     156       58
                                                     -------  -------  -------
   Provision for income taxes....................... $ 8,856  $ 3,820  $10,720
                                                     =======  =======  =======

  Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at December 31, are as follows:

                                                            1995       1994
                                                          ---------  --------
   Net operating loss carryforwards...................... $   4,883  $  4,772
   Investment tax credit carryforwards...................       --        342
   Alternative minimum tax credits.......................     5,377    13,014
   Regulatory liability--deferred taxes..................     6,877     6,060
   Benefit plans.........................................     1,252       536
   Accruals for nonrecurring charges and contract
    settlements..........................................     3,434     3,366
   Reserve for bad debts.................................     1,032       540
   Investment in unconsolidated entity...................     2,399       --
   Start-up costs........................................     1,424       --
   All other.............................................     5,601     3,981
                                                          ---------  --------
   Total deferred tax assets.............................    32,279    32,611
                                                          ---------  --------
   Property, plant and equipment.........................   (71,295)  (51,808)
   Intangible assets.....................................   (39,979)   (4,163)
   Regulatory asset--state flow-through..................    (7,070)   (3,864)
   All other.............................................    (2,478)   (2,569)
                                                          ---------  --------
     Total deferred tax liabilities......................  (120,822)  (62,404)
                                                          ---------  --------
     Subtotal............................................   (88,543)  (29,793)
                                                          ---------  --------
   Valuation allowance...................................    (4,464)   (5,590)
                                                          ---------  --------
     Total deferred taxes................................ $ (93,007) $(35,383)
                                                          =========  ========

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  In the opinion of management, based on the future reversal of existing taxable temporary differences, primarily depreciation, and its expectations of future operating results, the Company will more likely than not be able to realize substantially all of its deferred tax assets.

  Of the total valuation allowance, $1,698 and $11 have been recorded to offset deferred tax assets related to federal net operating loss carryforwards and federal Alternative Minimum Tax (AMT) credits, respectively, generated by Mercom, Inc., a subsidiary which is consolidated for financial statement purposes, but not for federal income tax purposes. In addition, $1,221 has been recorded to offset deferred tax assets related to state net operating loss carryforwards generated by certain subsidiaries.

  The net change in the valuation allowance for deferred tax assets during 1995 was a decrease of $1,126.

  Mercom, Inc., a subsidiary not included in C-TEC Corporation's federal consolidated tax group, has federal income tax net operating loss carryforwards totaling $3,530, which begin to expire in 2004.

  In the past, the Company was liable for Federal and State AMT. At December 31, 1995, the cumulative minimum tax credits are $5,377. This is composed of:
Federal AMT credit for the C-TEC Consolidated Group of $5,025; Federal AMT credits for Mercom of $11, and State AMT credits for C-TEC of $341. This amount can be carried forward indefinitely to reduce regular tax liabilities that exceed the AMT in future years.

  Estimated non-deductible expenses relate to provisions made in anticipation of final resolution of the Company's IRS examination. In 1995, the Company received official notification of final settlement from the Internal Revenue Service relating to the examination of the Company's consolidated federal income tax returns for 1989, 1990 and 1991. The most significant adjustment relates to the disallowance of the claimed amortization of certain intangible assets. As a result of this disallowance, taxes payable for prior years increased approximately $5 million, net operating loss carryforwards were reduced by approximately $26 million and AMT credits were increased by approximately $5 million. Additionally, interest ranging from $1-$2 million was payable. The amount accrued in previous years was sufficient to satisfy the above adjustment. No additional accrual during 1995 was required.

15. REGULATORY ACCOUNTING PRINCIPLES

  The Company's Telephone Group follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71-- "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). SFAS 71 recognizes the economic effect of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities.

  In 1993, the Telephone Group adopted Statement of Financial Accounting Standards No. 106--"Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). SFAS 106 requires accrual accounting for all postretirement benefits other than pensions. Under this prescribed accrual method, the Telephone Group's obligation for these postretirement benefits is fully accrued by the date employees obtain full eligibility for such benefits. The Telephone Group elected, for financial reporting purposes, to recognize immediately the cumulative effect on prior years of the change in accounting for postretirement benefits. The PPUC generally has not approved the recognition of postretirement benefit costs in excess of pay-as-you-go amounts. Accordingly, because of the uncertainty as to the timing and extent of recovery, the Telephone Group has not recorded a regulatory asset.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  Also, in 1993 the Telephone Group adopted SFAS 109 which requires the determination of deferred taxes using the liability method. In accordance with SFAS 71, the effects of SFAS 109 on the Company's regulated subsidiary were deferred on the balance sheet as regulatory assets and liabilities which represent the anticipated future regulatory recognition of SFAS 109 adjustments. Regulatory assets aggregated approximately $26,200 and $14,600 at December 31, 1995 and 1994, respectively. Regulatory liabilities aggregated approximately $25,200 and $21,300 at December 31, 1995 and 1994, respectively. The regulatory assets recognize temporary differences for which deferred taxes had not been provided and an increase in the deferred state tax liability which resulted from an increase in Pennsylvania state income tax rates subsequent to the dates the deferred taxes were originally recorded. Additionally, based on the settlement reached with the PPUC (Note 14), the Telephone Group no longer recovers in rates state deferred income taxes on certain temporary differences between the book and tax basis related to property, plant and equipment. The regulatory liabilities represent a reduced deferred tax liability resulting from decreases in federal income tax rates subsequent to the dates the deferred taxes were originally recorded and a deferred tax benefit associated with the temporary differences resulting from accounting for investment tax credits using the deferred method.

  Each year the Telephone Group performs a study to determine the remaining economic useful lives of regulated plant and adjusts them, when necessary, for both financial reporting and regulatory purposes. Since financial reporting and regulatory lives are similar, discontinuance of the application of SFAS 71 would not impact recorded fixed asset values.

  The Telephone Group annually reviews the continued applicability of SFAS 71. Based on the recent passage of the Telecommunications Act of 1996, the Telephone Group cannot provide assurance as to the continued application of SFAS 71. If the Telephone Group were required to discontinue the application of accounting principles for regulated entities (SFAS 71), the impact on the financial statements would be to write off the regulatory assets and liabilities referred to above.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
16. FINANCIAL INFORMATION BY BUSINESS SEGMENT

  The Company's operations are classified into four principal segments:
Telephone, Cable Television, Communications and Long Distance. The Company's Mobile Services business segment has been accounted for as discontinued operations. Intersegement sales are not significant and are eliminated in the segment information presented.

                                         FOR THE YEARS ENDED DECEMBER 31,
                                         ------------------------------------
                                            1995         1994         1993
                                         ----------   ----------   ----------
                                              (THOUSANDS OF DOLLARS)
Telephone
  Sales................................. $  128,843   $  121,981   $  117,544
  Operating income (loss) before
   depreciation and amortization........     75,594       71,648       70,156
  Depreciation and amortization.........     24,874       23,271       22,752
  Operating income (loss)...............     50,720       48,377       47,404
  Additions to property, plant, and
   equipment............................     29,902       35,170       37,384
  Identifiable assets...................    313,341      296,454      299,941
Cable Television
  Sales................................. $  127,079   $   95,078   $   93,550
  Operating income (loss) before
   depreciation and amortization........     57,858       44,583       44,328
  Depreciation and amortization.........     45,866       37,267       41,709
  Operating income (loss)...............     11,992        7,316        2,619
  Additions to property, plant, and
   equipment............................     30,726       18,150       14,935
  Identifiable assets...................    357,249      163,989      182,504
Communication Services
  Sales................................. $   29,080   $   21,805   $   18,895
  Operating income (loss) before
   depreciation and amortization........        (54)        (852)        (649)
  Depreciation and amortization.........        499          388          379
  Operating income (loss)...............       (553)      (1,240)      (1,028)
  Additions to property, plant, and
   equipment............................        586          588        1,025
  Identifiable assets...................     19,402       11,279        6,560
Mobile Services
  Sales................................. $        0   $        0   $        0
  Operating income (loss) before
   depreciation and amortization........        --           --           --
  Depreciation and amortization.........        --           --           --
  Operating income (loss)...............        --           --           --
  Additions to property, plant, and
   equipment............................        229        6,443        3,728
  Identifiable assets...................      4,134        9,709       60,766
Long Distance
  Sales................................. $   39,389   $   29,992   $   21,383
  Operating income (loss) before
   depreciation and amortization........     (2,013)      (9,870)        (923)
  Depreciation and amortization.........        801          655          426
  Operating income (loss)...............     (2,814)     (10,525)      (1,349)
  Additions to property, plant, and
   equipment............................        214        1,659          975
  Identifiable assets...................     10,513       12,087        4,627
Parent & Other
  Sales................................. $      297   $       28   $       56
  Operating income (loss) before
   depreciation and amortization........    (15,898)      (9,542)     (10,858)
  Depreciation and amortization.........        918          767          703
  Operating income (loss)...............    (16,816)     (10,309)     (11,561)
  Additions to property, plant, and
   equipment............................     10,126          928        1,095
  Identifiable assets...................    247,388**    299,007**     25,166**
Consolidated
  Sales................................. $  324,688   $  268,884   $  251,428
  Operating income (loss) before
   depreciation and amortization........    115,487       95,967      102,054
  Depreciation and amortization.........     72,958       62,348       65,969
  Operating income (loss)...............     42,529       33,619       36,085
  Interest income.......................     14,930        6,926        1,524
  Interest expense......................     26,513       34,562       34,020
  Gain on sale of investments...........      3,038          --         1,988
  Other income, net.....................        592        1,017        1,368
  Income from continuing operations
   before income taxes..................     34,576        7,000        6,945
  Additions to property, plant, and
   equipment............................     71,783       62,938       59,142
  Identifiable assets...................    952,027      792,525      579,564

- --------
** Includes the net investment in Mercom, Inc. for $2,907 and $3,920 in 1994 and 1993, respectively. Also includes the net investment in Megacable S.A. de C.V. of $77,113 in 1995 and the investment in Northeast Networks, Inc. for $1,913 and $1,642 in 1994 and 1993, respectively.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

17. COMMITMENTS AND CONTINGENCIES

  a. The Company had various purchase commitments at December 31, 1995 related to its 1996 construction budget.

  b. Total rental expense, primarily for pole rentals, was $5,212, $3,630 and $4,006 in 1995, 1994 and 1993, respectively. At December 31, 1995, rental commitments under noncancelable leases, excluding annual pole rental commitments of approximately $3,213 which are expected to continue indefinitely, are as follows:

                                                                       AGGREGATE
   YEAR                                                                 AMOUNTS
   ----                                                                ---------
   1996...............................................................  $2,199
   1997...............................................................  $2,483
   1998...............................................................  $2,585
   1999...............................................................  $2,404
   2000...............................................................  $2,097
   After 2000.........................................................  $6,350

  c. In 1992, the Company entered into a restated data processing agreement for the provision to the Company of data processing services and products including the general management of the Company's data processing operations and installation and enhancement of software systems. The Company pays a monthly fee of $345, with provision for monthly increases based on increases in usage of services over base volumes and for annual increases based on increases in the Consumer Price Index. The Company provides certain facilities and data processing equipment to its service provider at no charge as part of this agreement. The agreement expires December 1997.

  d. The Company has outstanding letters of credit aggregating $2,658 at December 31, 1995.

  e. During 1993, the PPUC conducted a review of Commonwealth Telephone Company's ("CTCo") transactions with affiliates and analyzed the earnings of CTCo. Among other things, under the terms of an agreement reached with the PPUC concerning this review, CTCo is providing its residential customers touch-tone service free of charge beginning February 1, 1994. The agreement also states that, barring unforeseen regulatory changes, CTCo will not increase basic service rates prior to January 1, 1997. The PPUC has also required the Company to permit only income taxes actually paid to be recognized as a cost of service. Accordingly, subsequent to December 31, 1993, the Company does not recover in rates deferred state income taxes on certain temporary differences between the book and tax basis related to property, plant, and equipment.

  f. The Telephone Group has entered into various software licensing agreements which will enable it to provide enhanced services to customers. The Long Distance Group has entered into various noncancelable contracts for network services. Future obligations under these agreements are as follows:

                                                              SOFTWARE  NETWORK
      YEAR                                                    LICENSING SERVICES
      ----                                                    --------- --------
      1996...................................................   $592     $3,404
      1997...................................................   $592     $   91
      1998...................................................   $592        --

  g. The Cable Group is subject to the provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended. The Cable Group has either settled challenges or accrued for

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS) anticipated exposures related to rate regulation. However, there is no assurance that there will not be challenges to its rates. The 1994 statement of operations includes charges aggregating approximately $1,600 relating to cable rate regulation liabilities.

  h. In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial condition of the Company.

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   a. Cash and temporary cash investments

    The carrying amount approximates fair value because of the short maturity of these instruments.

   b. Short-term investments

    Short-term investments consist of Federal agency notes, commercial paper and corporate debt securities. Such short-term investments are carried at amortized cost which approximates fair value due to the short period of time to maturity.

   c. Long-term investments

    Long-term investments consist primarily of investments accounted for under the equity method for which disclosure of fair value is not required and Rural Telephone Bank ("RTB") Stock. It was not practicable to estimate the fair value of the RTB Stock because there is no quoted market price for the stock, it is issued only at par and can be held only by recipients of RTB loans.

   d. Long-term debt

    The fair value of fixed rate long-term debt was estimated based on the Company's current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate long-term debt is considered to be equal to carrying value since the debt reprices at least every six months and the Company believes that its credit risk has not changed from the time the floating rate debt was borrowed and therefore, it would obtain similar rates in the current market.

   e. Letters of credit

    The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

  The estimated fair value of the Company's financial instruments are as follows at December 31:

                                                 1995              1994
                                           ----------------- -----------------
                                           CARRYING   FAIR   CARRYING   FAIR
                                            AMOUNT   VALUE    AMOUNT   VALUE
                                           -------- -------- -------- --------
   FINANCIAL ASSETS:
     Cash and temporary cash,
      investments......................... $ 49,397 $ 49,397 $178,195 $178,195
     Short-term investments............... $120,487 $120,487 $127,245 $127,245
   FINANCIAL LIABILITIES:
     Fixed rate long-term debt:
       Senior Secured Notes--9.65%........ $150,000 $160,737 $150,000 $151,911
       Mortgage note payable to the
        National Bank for Cooperatives.... $ 86,595 $ 92,512 $ 93,131 $ 89,476
     Promissory Note--5%.................. $  4,000 $  3,370 $    --  $    --
     Floating rate long-term debt:
       Revolving Credit Agreement......... $  7,000 $  7,000 $  4,000 $  4,000
       Mercom Term Credit Agreement....... $ 18,930 $ 18,930 $    --  $    --
       Mortgage note payable to the
        National Bank for Cooperatives.... $ 32,781 $ 32,781 $ 35,254 $ 35,254
   UNRECOGNIZED FINANCIAL INSTRUMENTS:
     Letters of credit.................... $  2,658 $  2,658 $    --  $    --

19. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

  Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, and cash and temporary cash investments and short-term investments.

  The Company places its cash and temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits. The Company also periodically evaluates the credit worthiness of the institutions with which it invests.

  Concentrations of credit risk with respect to receivables are limited due to a large, geographically dispersed customer base.

                       C-TEC CORPORATION AND SUBSIDIARIES

                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

20. QUARTERLY INFORMATION (UNAUDITED)

                                              FIRST   SECOND   THIRD   FOURTH
1995                                          1995    QUARTER QUARTER  QUARTER
- ----                                         -------  ------- -------  -------
Sales......................................  $73,163  $79,210 $85,044  $87,271
Operating Income...........................   12,027   12,929  12,683    4,890
Income (Loss) from Continuing Operations
 Before Extraordinary Item and Cumulative
 Effect of Accounting Principle Change.....    5,202    9,782   5,767    1,975
Gain (Loss) on Disposal....................      --       --    1,113     (835)
Income (Loss) from Discontinued
 Operations................................       15      113    (330)     477
Net Income (Loss)..........................  $ 5,217  $ 9,895 $ 6,550  $ 1,617
Income (Loss) Per Average Common Share from
 Continuing Operations Before Extraordinary
 Item and Cumulative Effect of Accounting
 Principle Change..........................  $   .19  $   .36 $   .24  $   .07
Net Income (Loss) Per Average Common
 Share.....................................  $   .19  $   .36 $   .24  $   .06
Common Stock*
  Closing Price
    High...................................  $ 24.38  $ 25.75 $ 26.38  $ 32.25
    Low....................................  $ 19.50  $ 19.13 $ 22.88  $ 21.00
Class B Stock*
  Closing Price
    High...................................  $ 24.13  $ 25.50 $ 26.75  $ 32.00
    Low....................................  $ 19.25  $ 19.00 $ 23.00  $ 21.00
                                              FIRST   SECOND   THIRD   FOURTH
1994                                         QUARTER  QUARTER QUARTER  QUARTER
- ----                                         -------  ------- -------  -------
Sales......................................  $64,924  $65,026 $70,206  $68,728
Operating income...........................   12,427    7,767  11,005    2,420
Income (Loss) from Continuing Operations
 Before Cumulative Effect of Accounting
 Principle Changes.........................    3,004      660   1,415   (2,252)
Gain on Disposal...........................      --       --   73,990      778
Income (Loss) from Discontinued Opera-
 tions.....................................     (189)     328   1,843   (1,386)
 Extraordinary Item........................   (2,861)     --      --    (3,236)
Net Income (Loss)..........................     (424)     988  77,248   (6,096)
Income (Loss) Per Average Common Share from
 Continuing Operations Before Cumulative
 Effect of Accounting Principle Changes....  $   .18  $   .04 $   .09  $  (.12)
Net Income (Loss) Per Average Common
 Share.....................................  $  (.03) $   .06 $  4.68  $  (.32)
Common Stock*
 Closing Price
  High.....................................  $ 29.13  $ 25.94 $ 27.95  $ 26.53
  Low......................................  $ 26.05  $ 23.45 $ 20.13  $ 18.31
Class B Stock*
 Closing Price
  High.....................................  $ 33.05  $ 31.50 $ 27.70  $ 26.53
  Low......................................  $ 30.80  $ 27.23 $ 22.27  $ 18.25

                      C-TEC CORPORATION AND SUBSIDIARIES

               (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
- --------
 * The Company's stock prices are quoted from the National Association of Securities Dealers, Inc. monthly statistical report.
(1) Net income for the first quarter of 1995 was unfavorably impacted by the Company's equity in the loss of Megacable, S.A. de C.V., of $1,390, net of taxes, resulting primarily from foreign currency transaction losses.
(2) Net income for the second quarter of 1995 was favorably impacted by the gain of $1,879, net of taxes, on the disposition of the Company's equity position in Northeast Networks, Inc.
(3) Net income for the second quarter of 1995 was unfavorably impacted by an accrual of approximately $536, net of taxes, related to the termination of certain contracts of the Long Distance Group.
(4) Net income for the third quarter of 1995 was favorably impacted by a gain of $1,113, net of taxes, on the disposition of the Company's paging operations.
(5) Net income for the third and fourth quarters of 1995 was unfavorably impacted by additional depreciation and amortization of approximately $2,900 and $5,900, respectively, net of taxes, resulting from the Twin County and Mercom acquisitions.
(6) Net income for the fourth quarter of 1995 was unfavorably impacted by certain accruals for one time post employment benefits of $591, net of taxes.
(7) Net loss for the first quarter of 1994 was unfavorably impacted by an extraordinary charge of $2,861, net of taxes, for a penalty on the prepayment of long-term debt of the Telephone Group.
(8) Net loss for the first quarter of 1994 was favorably impacted by a gain of approximately $382, net of taxes, for a gain on the disposition of Pennsylvania cable properties.
(9) Net income for the third quarter of 1994 was favorably impacted by a gain of $73,990, net of taxes, on the disposal of the Company's cellular business.
(10) Net loss for the fourth quarter of 1994 was unfavorably impacted by an extraordinary charge of $3,236, net of taxes, for a penalty on the prepayment of long-term debt of the Company.
(11) Net loss for the fourth quarter of 1994 was unfavorably impacted by accruals of approximately $2,700, net of taxes, for termination and settlement of certain contracts of the Long Distance Group.
(12) Net loss for the fourth quarter of 1994 was unfavorably impacted by a provision of approximately $2,000 primarily for estimated nondeductible expenses.

  Quarterly earnings per share are based on weighted average number of shares outstanding for each quarter, and as a result, may not add to the annual amount, which is based on average shares outstanding during the year.